FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Letter to the Buenos Aires Stock Exchange, dated March 23, 2007, regarding Documentation of the General Ordinary Shareholders Meeting summoned for April 27, 2007
2.	Consolidated Financial Statements as of December 31, 2006 and December 31, 2005 and for the years ended December 31, 2006, 2005 and 2004

FREE TRANSLATION	Item 1
FOR IMMEDIATE RELEASE

Buenos Aires, March 23, 2007

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

RE.: Documentation of the General Ordinary Shareholders Meeting summoned for April 27, 2007

I am writing you as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to present the documentation of the referred Shareholders Meeting that was summoned by the Board of Directors of the Company, in its meeting Nº 217 held on March 22, 2007.

We hereby attach:

a)	The Notice of Summons of the Shareholders Meeting.

b)	The proposals of the Board with respect to the matters submitted for the consideration of the Shareholders Meeting.

c)	The Minute of the Audit Committee with the opinion regarding the reasonability of the proposals of the Board of Directors to the Shareholders Meeting in respect to: i) designation of External Auditors for Fiscal Year 2007; ii) Remuneration to the Board of Directors for Fiscal Year 2006; and iii) Fees of the External Auditors for the Financial Statements of Fiscal Year 2006.

Sincerely,

María Delia Carrera Sala

Attorney-in-fact

TELECOM ARGENTINA S.A.

NOTICE OF ORDINARY SHAREHOLDERS GENERAL MEETING

The shareholders are summoned to an Annual General Shareholders’ Meeting to be held on April 27, 2007, at 10:00 a.m. on a first call and at 11:00 p.m. on a second call, at the corporate offices of Avda. Alicia Moreau de Justo No. 50, Ground Floor, City of Buenos Aires, to consider the following:

AGENDA

1)	Appoint two shareholders to approve and sign the Minutes of the Meeting.

2)

Review of the documents provided for in Section 234, Subsection 1 of Law Nº 19,550, the Comisión Nacional de Valores Regulation and the Listing Regulations of the Bolsa de Comercio de Buenos Aires, and of the accounting documents in English language required by the U.S. Securities & Exchange Commission regulation for the 18th fiscal year ended on December 31, 2006.

3)	Consideration of the net income of the fiscal year and the proposal of the Board to transfer to the new fiscal year the aggregate negative balance reported as retained earnings as of December 31, 2006.

4)	Review of the performance of the Board of Directors and the Surveillance Committee acting during the 18th fiscal year.

5)	Review of the Board of Directors’ compensation (P$1,877,000,- allocated amount) for the fiscal year ended on December 31, 2006, which recorded loss under the terms of the Regulation of the Comisión Nacional de Valores

6)

Authorization of the Board of Directors to make advance payments of fees for up to P$2.000.000 payable to those directors who during the 19th fiscal year qualify as “independent directors”, or to those who perform technical and administrative tasks or special assignments, ad-referendum to the decision passed at the Shareholders’ Meeting reviewing the documents of such fiscal year.

7)	Determination of the fees payable to the Supervisory Committee acting during the 18th fiscal year.

8)	Election of the regular and alternate directors for the 19th fiscal year.

9)	Election of the regular and alternate members of the Supervisory Committee for the 19th fiscal year.

10)

Appointment of the independent auditors of the financial statements for the 19th fiscal year and determine their compensation as well as that pertaining to those acting during fiscal ended December 31, 2006.

11)	Consideration of the budget to be assigned to the Audit Committee for fiscal year 2006.

THE BOARD OF DIRECTORS.

Note 1: To be able to attend the Shareholders’ Meeting, shareholders are required to deposit their book-entry share holding certificates issued for that purpose by Caja de Valores S.A., not later than three business days prior to the date set for the Shareholders’ Meeting, at Avda. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10 to 12 a.m. and from 3 to 5 p.m. Deadline to submit the share certificate is April 23, 2007, at 5 p.m.

Note 2: The documents to be dealt with at the Shareholders’ Meeting, including the proposals of the Board of Directors related to the issues to be considered, are available at the website of Telecom Argentina: www.telecom.com.ar. Notwithstanding the foregoing, hard copies of such documents may be obtained at the place and time stated in Note 1.

Note 3: Pursuant to the provisions of General Resolution No. 465/2004 of the CNV, at the time of registration to participate at the Meeting, shareholders must supply the following information: name and last name or full corporate name; type and number of identity document (in the case of individuals) or registration details (in the case of legal entities), indicating Register, jurisdiction and domicile, specifying type. The same data shall be provided by the person attending the Meeting in the name and on behalf of the shareholder.

Note 4: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of Section II.9 of CNV Rules, to be able to cast a vote in divergent manner.

Note 5: Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Meeting in order to file their proxies and sign the Attendance Book.

BOARD’S PROPOSALS ON THE ISSUES TO BE DEALT WITH BY THE

SHAREHOLDERS’ MEETING.

First Item: The Board proposes the appointment of the two shareholders (or shareholders’ representatives) who registered the greatest number of shares to participate at the Meeting.

Second Item: The Board proposes the approval of the documents of fiscal year ended on December 31, 2006 (Annual Report, Summary Information, Report under Section 68 of the Listing Regulation of the Bolsa de Comercio de Buenos Aires, Financial Statements with all Schedules, Notes and Exhibits thereto, Report of Surveillance Committee, Annual Report submitted by the Audit Committee, and all other documents of the fiscal year, including documents in English language required by the Securities & Exchange Commission), as submitted by the Board of Directors, the Surveillance Committee, and the Audit Committee.

Third Item: While the retained earnings as of December 31, 2006 are negative, carry forward is proposed to a new fiscal year of the total of such balance. No capitalization of capital monetary adjustments is proposed as the currently outstanding capital amount is deemed adequate.

Fourth Item: The performance of the members of the Board of Directors and of the Supervisory Committee acting during the fiscal closed on December 31, 2006 is to be considered by the Shareholders’ Meeting.

Fifth Item: A proposal is made to allocate to the Board of Directors acting during fiscal 2006 a total compensation of P$1,877,000 to be distributed among independent directors, as agreed by the Board of Directors. This proposal was submitted to consideration of the Audit Committee which, in turn, referred it to the Supervisory Committee, who considered this proposal and the one mentioned below as reasonable.

Sixth Item: It is proposed that the Meeting authorizes the Board of Directors to make advance payments up to an aggregate amount of P$2,000,000 to those directors acting as “independent directors” or performing technical and administrative tasks or special assignments during fiscal year ending on December 31, 2007 and to increase such amount in the event of inflation.

Seventh Item: An aggregate compensation of P$345,000.- is proposed to be distributed among regular members of the Surveillance Committee in such manner as they may agree.

Eighth and Ninth Item: The Board of Directors abstains from submitting a proposal in respect of these items and reminds the shareholders who propose candidates to serve on the Board of Directors and the Surveillance Committee of the requirement to inform the Meeting if the candidates are “independent” or “non-independent”. The Board of Directors reminds the shareholders that, of the total number of directors to be appointed to the Audit Committee, at least three regular directors must be “independent” under Rule 10 A-3 of the Securities & Exchange Commission, and at least two of them must be independent under the rules of the Comisión Nacional de Valores. Furthermore, one or more substitute members qualifying as “independent directors” under both regulations must be appointed for the replacement of regular Audit Committee members.

Tenth Item: The Board of Directors proposed to the shareholders to appoint as the Company’s Independent Auditors for the fiscal year to be closed on December 31, 2007 the accounting firm “Price Waterhouse & Co. S.R.L.” who acted in such capacity during the previous fiscal year. In addition, a proposal is made for their compensation to be established by the Shareholders’ Meeting considering the documents of the fiscal to be closed on December 31, 2007, delegating powers to the Audit Committee to establish service modalities and make advances on account of fees. As to the compensation for the audit services provided by the Independent Auditors during the fiscal ended on December 31, 2006, a proposal is made for the total compensation to be established in the sum of P$3,311,029, excluding VAT. Of this amount, P$ 1.150.000.- correspond to fees related to auditing services of the financial statements and P$2,161,029 pertain to fees for the audit activities developed in connection with the certification of Section 404 of the Sabarnes Oxley Act.

Eleventh Item: In accordance with the estimate made by the Audit Committee, the Board of Directors proposes that the budget for the operation of the Audit Committee during fiscal year ending December 31, 2007 be fixed at P$700,000.

MINUTES OF

AUDIT COMMITTEE MEETING N°43

PARTICIPANT MEMBERS:	Mr Julio P. Naveyra, Amadeo R. Vazquez and Raúl A. Miranda.

SECRETARY:	Mr. Héctor Caram

EXTERNAL ADVISOR:	Mr. Carlos Fernandez Funes

DATE OF MEETING:	March 21, 2006

RELEVANT PART:

OPINION OF THE PROPOSALS THAT THE BOARD OF DIRECTORS HAS THE INTENTION TO PRESENT TO THE GENERAL ORDINARY ANNUAL SHAREHOLDERS MEETING

Mr Naveyra states that the Board of Directors of the Company, in accordance with articles 13 and 15, sections a) and e) of the Decree 677/01, has requested the Audit Committee to issue an opinion of the proposals that the Board of Directors has the intention to present to the General Ordinary Annual Shareholders Meeting, with respect to:

a) Appointment of Price Waterhouse & Co. S.R.L. as Independent Auditors of the Financial Statements of the Company, corresponding to the fiscal year to be ended in December 31, 2007.

b) The compensation of P$1,877,000 to the Board of Directors in office during fiscal year 2006, to be distributed among the three independent directors in the manner to be decided by the Board of Directors. Furthermore, the Board of Directors would propose to be authorized by the Shareholders Meeting to make advance payments up to a global amount of P$2,000,000 to the directors that will perform as “independent directors” or those that perform technical-administrative or special tasks during the fiscal year that will closes in December 31, 2007, allowing to increase such amount in the case of inflation.

c) The proposal to pay the sum of P$3,331,029, without VAT, to Price Waterhouse & Co. S.R.L. of which P$2,161,029 correspond to fees for auditing services related to the certification of Section 404 of the Sarbanes Oxley Act.

Mr. Naveyra adds that the Board of Directors has also requested an estimate of the amount of money that must be proposed for approval of the Shareholders Meeting, as a budget for the operation of the Audit Committee during fiscal year 2007.

1) Opinion of the proposal of designation of Independent Auditors for Fiscal Year 2007.

The Board of Directors will propose the designation of Price Waterhouse & Co. S.R.L. (“Price”) as Auditors to the Financial Statements of the fiscal year 2007, where Mr. Juan Carlos Grassi will act as Acting Certified Public Accountant while Mr. Carlos Nestor Martínez will act as alternate.

The Audit Committee discusses the firm’s background and the performance of recent fiscal years and resolves by unanimous decision to pass to the Board of Directors a favorable opinion of its proposal to designate Price as Independent Auditors for the fiscal year 2007. In this regard, it must be noted that the reasons that support this opinion are the same to those expressed in the report dated March 28, 2006 issued at the time of the proposal to designate Price as Independent Auditors for the Financial Statements of the previous fiscal year, being:

•

Price is one of the most renowned and prestigious accounting firms, both locally and internationally, that has performed and continues to perform external audit functions in some companies and corporations, has vast experience in the matter.

•

Except for fiscal years 2001 and 2002, Price has performed as Independent Auditors of the Financial Statements of Telecom since its constitution (in some fiscal years as joint-auditor), without receiving any objection from regulators or shareholders. In fiscal years 2004, 2005 and 2006, Price was the exclusive Independent Auditor, having performed its activities in satisfactory form and with due independence, as expressed in the annual reports that this Committee has presented to the Board of Directors of the Company.

•

The professional solvency of the partners and working group of Price that has being performing the external audit in Telecom Argentina and the knowledge acquired of the Company, its accounts and internal controls, make advisable their continuity in the position, due to the accumulated experience, added to the proven independence and efficiency with which it has performed its functions, that constitute an important support for their performance in the new fiscal year.

2) Opinion of the proposal of compensation of the Board of Directors of Fiscal Year 2006 and advance payments for those to perform during Fiscal Year 2007.

The Board of Directors has the intention to propose to the Shareholders Meeting to allocate a total remuneration of P$1,877,000 to be distributed among the three independent directors, in the manner to be decided by the Board of Directors, having to consider that the Directors Mr. Oscar C. Cristianci, Mr. Jorge Firpo and Mr. Gerardo Werthein have resigned to perceive any remuneration for their performance during fiscal year 2006.

Furthermore, it would propose to the Shareholders Meeting to authorize the Board of Directors to make advance payments up to an amount of P$2,000,000 to the directors that during the fiscal year that ends in December 31, 2007 perform as “independent directors” or that perform technical-administrative or special tasks, authorizing the Board of Directors to increase such amount in the case of inflation.

In accordance to Article 15 Section e) of Decree Nº677/01, the Audit Committee must issue an opinion with respect to the reasonability of the proposal. In order to evaluate the proposal, the information of a comparison of the amount proposed by the Board of Directors with remunerations paid to independent directors of other locally and internationally listed Argentine corporations, as the case of Telecom Argentina, provided by a specialized firm last fiscal year was taking into consideration. Based on this information, the remuneration proposed by the Board of Directors seems reasonable. Such information suggested that the remuneration proposal submitted last year (P$1,720,000) deemed reasonable, and that such proposal was approved by the Shareholders Meeting. Taking into account that the payment to be submitted by the Board of Directors (P$1,877,000) is only 9.12% higher that the amount approved by the Shareholders Meeting for the previous fiscal year, it can be concluded that the proposal deems reasonable, as such increase is even inferior to the variation experience in the cost of living.

Notwithstanding, the three members of the Audit Committee are independent directors and have taking into account the resignation to perceive fees by the remaining directors, they would be receiving the entire amount of the fees determined by the Shareholders Meeting for the Board of Directors. Therefore, they have requested the Surveillance Committee to pronounce itself with respect to this issue, receiving an opinion in this manner:

“Buenos Aires, March 20, 2007

Members of the Audit Committee

of Telecom Argentina S.A.

Dear Sirs;

In our role as acting members of the Surveillance Committee of Telecom Argentina S.A. (the “Company”) and with respect to your request, we have considered the reasonability of the amount of fees that the Board of Directors would propose to the Shareholders Meeting as remuneration for the independent directors as well as to the members of the Audit Committee for fiscal year 2006 (P$1,877,000).

We have compared the proposed remuneration to that paid by the Company in previous fiscal years and with fees paid by other similar corporations, in accordance to the information received by a specialized independent firm during last fiscal year, and with the remuneration paid by the Company in previous fiscal years, and specially with the one paid in the preceding fiscal year (P$1,720,000), that is slightly inferior to the one to be proposed this year, increasing only by 9.1%.

Our evaluation indicates that the remuneration proposed by the Board of Directors for independent directors that acted during fiscal year 2006 seems “adequate” in the terms of the Article 2ª Subsection D) of Chapter III of the Comisión Nacional de Valores Regulation, taking into account the responsibilities, representations, technical tasks, dedication, competence and professional reputation of the independent directors that would perceive such fees and the market value of their services.

We also judge reasonable the proposal to empower the Board of Directors to perform advances to the independent directors or to those that perform special tasks during fiscal year 2007, up to an amount of P$2,000,000.-, as it is the market practice.

Yours sincerely,

Signed by Enrique Garrido, Gerardo Prieto, Silvia G. Poratelli.”

Due to the above mentioned, and to that expressed by the Surveillance Committee, we understand that in the case to be approved by the Shareholders Meeting as one of the points of the Agenda, in accordance to the Chapter III of the Regulation of the Comisión Nacional de Valores, the payment of the proposed fee by the Board of Directors will not violate any law, regulation or statute applicable to the Company, resulting reasonable and adequate to market levels.

3) Fees to be payable to Independent Auditors of Fiscal Year 2006.

The Board of Directors has requested our opinion on the fee proposal to be presented to the shareholders on the remuneration to be paid to Price Waterhouse & Co. S.R.L., Independent Auditors for fiscal year 2006 in accordance to the resolution of the Shareholders Meeting of April 27, 2006, for their auditing services to Telecom Argentina during the mentioned fiscal year. The proposal to be presented at the Shareholders Meeting represents a payment of P$3,311,029 excluding VAT, of which P$2,161,029, correspond to fees for the audit activities developed in connection with the certification of Section 404 of the Sabarnes Oxley Act and the rest (P$1,150,000) to auditing services on the financial statements of the fiscal year.

The Audit Committee, considering that the fee proposed for the audit of the Financial Statements for fiscal year 2006 (P$1,150,000) is appropriate to the importance, magnitude and quality of the tasks performed by the Independent Auditors, and the proposed fees are within the range of fees approved by other listed companies, with similar characteristics of Telecom Argentina; it concludes that the sum of P$1,150,000 that the Board of Directors would propose to the Shareholders Meeting is deemed reasonable.

Accordingly, and taking into account the complexity of the task and the specialization required for the performance of the auditing activities done by the Independent Auditors with respect to the certification of Section 404 of the Sabarnes Oxley Act, the Audit Committee concludes that the fees of P$2,161,029 that the Board of Directors would propose to the Shareholders Meeting as remuneration for the tasks performed are deemed reasonable.

4) Budget for the operation of the Audit Committee during Fiscal Year 2007.

The Board of Directors has requested the Audit Committee to estimate an amount of money that must be proposed for approval of the Shareholders Meeting, in concept of budget for the operation of the Audit Committee during Fiscal Year 2007.

After discussing the matter, considering activities performed during last fiscal year, the training and advisory needs estimated for the current year, and the hiring of services related to the effective performance of its tasks and responsibilities, the Audit Committee resolves to request to the Shareholders Meeting to approve an operative budget of P$700,000 for fiscal year 2007.

Signed by:	Julio P. Naveyra	Amadeo R. Vazquez	Raúl A. Miranda

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Item 2

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Financial Statements as of December 31, 2006 and December 31, 2005 and for the years ended December 31, 2006, 2005 and 2004

$ : Argentine peso

US$ : US dollar

$3.062 = US$1 as of December 31, 2006

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Balance Sheets as of December 31, 2006 and 2005

(In millions of Argentine pesos – see Note 3.c)

	As of December 31, 2006	As of December 31, 2005
ASSETS
Current Assets
Cash and banks	$31	$46
Investments, net	631	596
Accounts receivable, net	783	705
Other receivables, net	128	86
Inventories, net	176	104
Other assets, net	18	5

Total current assets	1,767	1,542

Non-Current Assets
Other receivables, net	413	269
Investments	1	2
Fixed assets, net	5,741	5,959
Intangible assets, net	783	764
Other assets, net	10	21

Total non-current assets	6,948	7,015

TOTAL ASSETS	$8,715	$8,557

LIABILITIES
Current Liabilities
Accounts payable	$1,494	$834
Debt	1,395	905
Salaries and social security payable	132	104
Taxes payable	229	222
Other liabilities	36	31
Contingencies	87	110

Total current liabilities	3,373	2,206

Non-Current Liabilities
Debt	2,703	3,996
Salaries and social security payable	32	30
Taxes payable	63	92
Other liabilities	102	78
Contingencies	241	247

Total non-current liabilities	3,141	4,443

TOTAL LIABILITIES	$6,514	$6,649

Minority interest	72	41
SHAREHOLDERS’ EQUITY	$2,129	$1,867

TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY	$8,715	$8,557

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo	Carlos Felices	Amadeo R. Vázquez
Chief Financial Officer	Chief Executive Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004

(In millions of Argentine pesos, except per share data in Argentine pesos – see Note 3.c)

	For the years ended December 31,
	2006	2005	2004
Net sales	$7,437	$5,718	$4,494
Cost of services	(4,510)	(3,704)	(2,968)

Gross profit	2,927	2,014	1,526
General and administrative expenses	(272)	(241)	(229)
Selling expenses	(1,743)	(1,269)	(897)

Operating income	912	504	400
Gain (loss) on equity investees	5	7	(2)
Financial results, net	(482)	(306)	(1,172)
Other expenses, net	(186)	(165)	(78)
Gain on debt restructuring	—	1,424	209

Net income (loss) before income tax and minority interest	249	1,464	(643)
Income tax benefit (expense), net	17	(122)	(26)
Minority interest	(22)	(8)	3

Net income (loss)	$244	$1,334	$(666)

Net income (loss) per share	$0.25	$1.36	$(0.68)

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo	Carlos Felices	Amadeo R. Vázquez
Chief Financial Officer	Chief Executive Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2006, 2005 and 2004

(In millions of Argentine pesos – see Note 3.c)

	Shareholders’ contributions			Unappropriated earnings
	Common stock	Inflation adjustment of common stock	Total	Legal reserve	Foreign currency translation adjustments	Accumulated deficit	Total	Total Shareholders’ equity
Balances as of January 1, 2004	$984	3,044	4,028	277	21	(3,137)	(2,839)	$1,189
Foreign currency translation adjustments	—	—	—	—	3	—	3	3
Net loss for the year	—	—	—	—	—	(666)	(666)	(666)

Balances as of December 31, 2004	$984	3,044	4,028	277	24	(3,803)	(3,502)	526
Foreign currency translation adjustments	—	—	—	—	7	—	7	7
Net income for the year	—	—	—	—	—	1,334	1,334	1,334

Balances as of December 31, 2005	$984	3,044	4,028	277	31	(2,469)	(2,161)	1,867

As approved by the Shareholders’ Ordinary Meeting held on April 27, 2006: Absorption of accumulated losses	—	(356)	(356)	(277)	—	633	356	—
Foreign currency translation adjustments	—	—	—	—	18	—	18	18
Net income for the year	—	—	—	—	—	244	244	244

Balances as of December 31, 2006	$984	2,688	3,672	—	49	(1,592)	(1,543)	$2,129

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo	Carlos Felices	Amadeo R. Vázquez
Chief Financial Officer	Chief Executive Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004

(In millions of Argentine pesos – see Note 3.c)

	For the years ended December 31,
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the year	$244	$1,334	$(666)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities
Allowance for doubtful accounts and other allowances	104	56	63
Depreciation of fixed assets	1,342	1,454	1,552
Amortization of intangible assets	50	44	94
(Gain) loss on equity investees	(5)	(7)	2
Consumption of materials	66	58	54
(Gain) loss on sale/disposal of fixed assets	(7)	11	4
Provision for lawsuits and contingencies	154	174	49
Holdings loss on inventories	5	14	6
Interest and other financial losses on loans	575	70	1,406
Gain on debt restructuring	—	(1,424)	(209)
Income tax	(38)	111	26
Minority interest	22	8	(3)
Net increase in assets	(304)	(166)	(198)
Net increase in liabilities	192	230	20

Total cash flows provided by operating activities	2,400	1,967	2,200

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(825)	(548)	(461)
Intangible asset acquisitions	(41)	(33)	(12)
Proceeds for the sale of fixed assets	17	—	—
Decrease (increase) in investments not considered as cash and cash equivalents	45	668	(378)

Total cash flows (used in) provided by investing activities	(804)	87	(851)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	36	1,236	—
Payment of debt	(1,111)	(4,684)	(471)
Payment of interest and debt-related expenses	(457)	(944)	(154)
Payment of liquidating dividend of Nucleo	(4)	—	—

Total cash flows used in financing activities	(1,536)	(4,392)	(625)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	60	(2,338)	724
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	602	2,940	2,216

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$662	$602	$2,940

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo	Carlos Felices	Amadeo R. Vázquez
Chief Financial Officer	Chief Executive Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

1. The Company and its operations

Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina” or “Telecom” and together with its subsidiaries, the “Company” or the “Telecom Group”, indistinctively) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of a change in the Company’s controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of the Company, at the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, the shareholders approved the change of the legal name of the Company to Telecom Argentina S.A. Accordingly, the Company amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications (“SC”, the “Regulatory Authority”) and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

The Company provides fixed-line public telecommunication services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Company also provides wireless telecommunication services in Argentina and Paraguay.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Company of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine Government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the SC provided for a transition period, which ended on October 10, 1999. As from such date, the Company began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

2. Regulatory framework

(a) Regulatory bodies and general legal framework

Telecom Argentina and Telecom Personal S.A. (“Personal”) operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is responsible for the general oversight and supervision of telecommunications services. The SC has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

The principal features of the regulatory framework have been created by:

•	The Privatization Regulations, including the List of Conditions;

•	The Transfer Agreement;

•	The Licenses granted to Telecom Argentina and its subsidiaries;

•	The Tariff Agreements; and

•	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

(b) Licenses granted as of December 31, 2006

As of December 31, 2006, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;

•	Public telephony;

•	Domestic and international long-distance telephony;

•	Domestic and international point-to-point link services;

•	Domestic and international telex services;

•	Value added services, data transmission, videoconferencing and broadcasting signal services; and

•	Internet access.

As of December 31, 2006, the Company’s subsidiaries have been granted the following licenses:

•

Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•	Nucleo S.A. (“Nucleo”) has been granted a license to provide mobile telecommunication services in Paraguay as well as PCS services and Internet access in certain areas of that country.

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	the interruption of all or a substantial portion of service;

•	the serious non-performance of material obligations;

•	the modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

•	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

•

the reduction of Nortel Inversora S.A.’s (“Nortel”, the parent company of the Company) interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the regulatory authorities;

•	the assignment or delegation of Telecom Italia S.p.A.’s (“Telecom Italia” or “the Operator”) functions without the prior approval of the regulatory authority; and

•	the Company’s bankruptcy.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•	repeated interruptions of the services;

•	any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory Authority;

•	any encumbrance of the license;

•	the voluntary insolvency proceedings or bankruptcy of Personal and,

•	the liquidation or dissolution of Personal, without the prior approval of the Regulatory Authority.

Nucleo’s licenses are revocable mainly in the case of:

•	interruption of services;

•	the bankruptcy of Nucleo and,

•	non-compliance with certain obligations.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

(c) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. Consumer Price Index (“U.S. C.P.I.”). These adjustments were not applied since 2000 according to a resolution of the SC.

However, in January 2002, the Argentine Government enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), which provided, among other aspects, for the following:

•	The pesification of tariffs;

•	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

•	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

•	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

•	The overall impact of tariffs for public services on the economy and income levels;

•	Service quality and investment plans, as contractually agreed;

•	The customers’ interests and access to the services;

•	The security of the systems; and

•	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on the Company’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2007.

In May 2004, the Company signed a Letter of Understanding (“LOU”) with the Argentine Government pursuant to which the Company committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which the Company expected to have concluded before December 31, 2004. The Company also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Even though the Company fulfilled its commitments under the LOU, the Argentine Government did not make a specific offer related to the renegotiation of the tariffs at the date set in the LOU.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

(d) New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new Letter of Understanding (the “Letter”) with the UNIREN. Once the procedures set forth in the current regulations are fulfilled, the Letter will constitute the necessary precedent for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones (the Minute of Agreement of the Renegotiation) approved by Decree No. 2,332/90, as stated in Section 9 of Public Emergency Law.

The main terms and conditions of the Letter include:

•

The CNC and UNIREN determined that Telecom Argentina satisfactorily complied with the majority of the obligations required by the Transfer Agreement and the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006. The Regulatory Authority is currently analyzing these matters and their resolutions will be gradually known;

•	Telecom Argentina’s commitments to invest in the technological development and updating of its network;

•	Telecom Argentina’s commitment to the achievement of its long-term service quality objectives;

•	The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the current regulatory framework;

•

The Argentine Government’s commitment to consolidate an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications providers that may take part in the process;

•

Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina—Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and proceedings filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other jurisdiction, on the grounds of any act or measure taken after the enactment of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect as from the 30th day of the conclusion of the public hearing to be held to debate the Letter. Once the Minute of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded. At the date of issuance of these financial statements, both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina—Inversiones S.L. have fulfilled this commitment;

•	The ending termination charge of international incoming calls to a local area will be increased to be equivalent to international standards, which is at present strongly depreciated;

•	Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter was debated in a public hearing aimed at obtaining the necessary consensus for the final signing of the Minute of Agreement of the Renegotiation. The Minute of Agreement of Renegotiation will be effective once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve the Minute.

At the date of issuance of these financial statements, the Company is expecting the fulfillment of the necessary steps for the signing of the Minutes of Agreement of the Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of the Company’s management that the renegotiation agreement process will be successfully completed.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

(e) Universal Service (“SU”) Regulation

The SU regulation requires entities that receive revenues from telecommunications services to contribute 1% of these revenues to the SU fund. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation establishes a formula for calculating the subsidy for the provision of SU, which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation creates a committee responsible for the administration of the SU fund and the development of specific SU programs. However, material regulations to implement SU programs are still pending.

In Telecom

By the end of 2002, the SC formed a Working group whose main purpose was to analyze the method to be applied in measuring the costs of the SU performance —in particular the application of the “HCPM Model”, based in incremental costs of a theoretical network—, as well as the definition and methodology for the calculation of the “Non-Monetary Benefits”, in order to determine the costs to offset for the performance of the SU. Said Working group determined that efforts should be made in the short term to go on with the initial programs, independently from the HPCM model, and that there was a need to carry out a thorough revision of the present General Regulations of the SU to make said regulations operative in the short term, according to the existing social needs.

After more than seven years from the beginning of the opening of the market and the coming into effect of the first regulations of the SU – and after six years from the coming into effect of its amendments-, said regulations are still to be implemented. Therefore, those under said regulations suppliers have not received set-offs for the supplies under the SU, which supplies they have been delivering since the beginning of the abovementioned opening of the market. In addition, as the Regulatory Authority has not issued any rules or regulations as regards the SU performance in general and the trust fund in particular, no contribution has been made effective to said fund. In relation to the abovementioned, Telecom decided not to record in its financial statements the net receivable it shall be entitled to when the SU fund guidelines are issued.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU fund. As of December 31, 2006, this provision amounts to $95.

As from January 2001, Personal, as well as the other wireless providers, had charged SU fund amounts to customers.

SC Resolution No. 99/05 required entities that derived revenues from telecommunications services to contribute 1% of these revenues to the SU fund, and prohibited billing to customers any SU amounts.

As a consequence, the CNC requested that Personal:

a) discontinue billing SU amounts to customers;

b) reimburse all collected SU amounts plus interest (applying the same rate used for overdue invoices from customers);

c) clearly identify the reimbursed amounts in the invoices; and

d) file certain information to the regulatory authority for the verification of the reimbursements.

Although the SC resolutions were appealed, management decided to reimburse the SU amounts which had been billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing SU amounts.

Although Personal reimbursed the SU amounts, it will not surrender its rights to consider the resolutions illegitimate and without merit.

During the first quarter of 2006, Personal fully reimbursed its active post-paid customers all previously billed SU amounts plus interest (amounting to $15). In addition, as from May 2006, Personal has reimbursed the SU amounts billed to its former customers and former post-paid customers that have changed into prepaid customers (amounting to $4) and still remains pending an amount of $6 that is available for collecting.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

In December 2006, the CNC issued a preliminary report on the verification and control of the SU reimbursement, which stated that Personal fulfilled the reimbursement of the amounts including interest. However, the CNC is analyzing if the interest rate applied is that required by the CNC. As of the date of these financial statements, Personal has not received any claim on this matter. If any, Personal’s management together with its legal counsel believes that it has solid legal grounds to justify the interest rate applied.

3. Preparation of financial statements

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

• Recently issued accounting pronouncements

On December 29, 2005 and January 26, 2006, the CNV approved, with certain amendments, Resolution CD No. 93/05 issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), which established new accounting and disclosure standards under Argentine GAAP. These standards are effective for the Company as from January 1, 2006. Following is a brief summary of the most significant provisions of the new accounting pronouncements which affect the Company:

Impairment of Long-lived Assets: In August 2005, the CPCECABA issued Resolution CD No. 93/05 which introduces certain amendments to the calculation of the impairment of long-lived assets. Under the old accounting standard, the Company periodically evaluated the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset was considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such asset were separately identifiable and less than its carrying value. In that event, a loss was recognized based on the amount by which the carrying value exceeded the fair market value of the long-lived asset. Fair market value was determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Under the new accounting standard, the carrying value of a long-lived asset will be considered impaired when the expected discounted cash flows from such asset are less than its carrying value. The adoption of this standard did not have an impact in its long-lived assets valuation.

Disclosure of Foreign Currency Translation Adjustments: In August 2005, the CPCECABA issued Resolution CD No. 93/05 which required disclosure of the adjustments resulting from foreign currency translation as a component of equity. Under the old accounting standard, foreign currency translation adjustments were accumulated and reported as a separate line item between the liability and equity sections of the balance sheet. Foreign currency translation adjustments amounted to $31 as of December 31, 2005. As required by Argentine GAAP, prior year balances have been reclassified to conform with this new criteria.

In December 2006, the CNV approved RT 23 of the CPCECABA, “Accounting for post-employment and other long-term employee benefits”. This standard will be effective for the Company as from January 1, 2008. The management of the Company is evaluating the impact of the adoption of this new accounting standard.

(b) Basis of consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements (continued)

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 13 for a description of certain condensed unconsolidated information).

A description of the subsidiaries with their respective percentage of capital stock owned is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights as of December 31, 2006 (i)
Voice, data and Internet	Telecom Argentina USA	100.00%
	Micro Sistemas (ii)	99.99%

Wíreless	Personal	99.99%
	Nucleo	67.50%

Directories publishing	Publicom S.A. (“Publicom”)	99.99%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Dormant entity at December 31, 2006.

(c) Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine Government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant Pesos”). The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the inflationary environment in Argentina and the conditions created by the Public Emergency Law, the CPCECABA approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine Government instructed the CNV to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. Changes in wholesale price indices for the periods indicated were as follows:

Periods	% change
January 2002 – February 2003	119.73
January 2002 – September 2003	115.03

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements (continued)

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the year ended December 31, 2006, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As restated through September 30, 2003 (*) (I)	As reported (**) (II)	Effect (I) – (II)
Total assets	8,631	8,715	(84)
Total liabilities	6,484	6,514	(30)
Minority interest	72	72	—
Shareholders’ equity	2,075	2,129	(54)
Net income	249	244	5

(*)	As required by Argentine GAAP.
(**)	As required by CNV resolution.

(d) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation.

(f) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The statement of cash flows has been prepared using the indirect method.

(g) Concentration of credit risk

The Company’s cash equivalents include high-quality securities placed with various major financial institutions with high credit ratings. The Company’s investment policy limits its credit exposure to any one issuer/obligor.

The Company’s customers include numerous corporations. The Company serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Company’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,750,000 (unaudited) at December 31, 2006, 3,625,000 (unaudited) at December 31, 2005 and 3,484,000 at December 31, 2004 (unaudited) and wireless customer lines, excluding prepaid lines (Argentina and Paraguay combined) were 3,032,000 (unaudited) at December 31, 2006, 2,233,000 (unaudited) at December 31, 2005, and 1,099,000 (unaudited) at December 31, 2004.

The Company provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(h) Earnings per share

The Company computes net (loss) income per common share by dividing net income (loss) for the year by the weighted average number of common shares outstanding.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Company’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Company. The Company’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, financial statements of foreign entities are translated using year-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as “Foreign currency translation adjustments”, a separate line item in the equity section (see Note 3.a).

(b) Revenue recognition

The Company’s principal sources of revenues by reportable segments are:

Voice, data and Internet services

•	Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as Deferred revenue in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Company from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on the Company’s network. Revenue is recognized as services are provided.

•	International long-distance services:

The Company provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Company and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

•	Data transmission and Internet services:

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services are rendered.

Revenues from the sale of modems and the related sale expenses (which are generally higher than the connection fees charged to customers) are recognized when the products are delivered and accepted by the customers.

Wireless telecommunication services

The Company provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges, roaming, charges for termination of calls coming from other cellular operators (“TLRD”), calling party pays charges (“CPP”) and additional charges for value-added services, including call waiting, call forwarding, three-way calling, voicemail, short message systems (“SMS”), and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable.

Equipment sales consist principally of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets, which are generally higher than the prices paid by the customers, are recognized when the products are delivered and accepted by them.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

Directory publishing

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Company’s contractual obligation to customers.

Revenues related to Internet advertising are recognized at the time the advertisement is available on the Internet network.

(c) Foreign currency transaction gains/losses

Foreign currency transaction gains and losses are included in the determination of net income or loss.

However, CNV Resolution No. 398 allowed the application of CPCECABA Resolution MD No. 3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs to fixed assets accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 28, 2003.

The net carrying value of these capitalized costs was $210 as of December 31, 2006 and $314 as of December 31, 2005 and will be fully amortized through December 31, 2008.

(d) Cash and banks

Cash and banks are stated at face value.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement. This method is also called the “amortized cost” method and is equivalent to the face value of the receivables/payables plus the accrued interest less the collections/payments made at year-end.

As mentioned in Note 3.g, the Company provides for losses relating to doubtful accounts based on management’s evaluation of various factors.

(f) Other receivables and payables in currency not included in (e) and (g)

Other non-current receivables and non-current payables not included in (e) above and (g) below, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at year end.

Other current receivables and current payables are stated at face value.

(g) Deferred tax assets and liabilities and credits on minimum presumed income tax

Deferred tax assets and liabilities and minimum presumed income tax credits are stated at face value.

Since 2002, the Telecom Group, following the guidelines of the FACPCE, has treated the differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes as temporary differences. Additional information on the impact of this treatment in the Company’s financial position is given in Note 10.

(h) Investments

Time deposits are valued at their cost plus accrued interest at year end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statements of income.

The 2003 Telecommunications Fund is recorded at the lower of cost or net realizable value.

(i) Inventories, net

Inventories are stated at replacement cost, which does not exceed the net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the management of Personal and Nucleo decide to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the companies’ overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(j) Other assets, net

Fixed assets held for sale are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category. All amounts have been restated for inflation as mentioned in Note 3.c. which does not exceed the estimated realizable value of such assets. Where necessary, a provision was made for the adjustment of the restated cost at realizable value.

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials.

Printing costs related to directories are carried at cost and deferred until the related directories are distributed.

(k) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation as mentioned in Note 3.c.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

As of the date of these financial statements, the Company has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 14.6% of the total transferred buildings, representing $13 of net carrying value as of December 31, 2006. Nevertheless, the Company is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to its fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

The Company capitalizes interest on long-term construction projects. Interest capitalized was $14, $6 and $5 for the years ended December 31, 2006, 2005 and 2004, respectively.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below:

Asset	Estimated useful life (years)
Buildings received from ENTel	20
Buildings	11-50
Tower and pole	12-20
Transmission equipment	7-9
Wireless network access	7-9
Switching equipment	7-9
Power equipment	10
External wiring	17
Telephony equipment and instruments	6-9
Installations	4-12
Computer equipment	5-6

The Company is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Company, in most cases, has the right to renew the initial lease term. Accordingly, the Company records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

Fixed assets as a whole does not exceed the estimated realizable value (See 4.m below).

(1) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation as mentioned in Note 3.c.

Intangible assets comprise the following:

•	Software obtained or developed for internal use

The Company has capitalized certain costs associated with the development of computer software for internal use. These costs are being amortized on a straight-line basis over a period ranging between 5 years and 6.5 years.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

•	Debt issue costs

Expenses incurred in connection with the issuance of debt are deferred and are being amortized under the interest method over the life of the related issuances.

•	PCS license

The Company adopted RT 17, “Overall considerations for the preparation of financial statements”, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Company identified Personal’s PCS licenses as indefinite life intangibles.

•	PCS and Band B of Paraguay licenses

Nucleo’s PCS and Band B licenses are amortized under the straight-line method over 10 years through fiscal year 2007.

•	Rights of use

The Company purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

•	Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from 7 to 29 years.

•	Trademarks

Trademarks are amortized under the straight-line method over 15 years.

(m) Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso and the “pesification” of Telecom Argentina’s tariffs materially affected the Company’s financial position and results of operations, and changed the rules under which the Company operated. However, as indicated in Note 2.c., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Company has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment. In the preparation of such estimates and in connection with the fixed-line business, the Company has considered different scenarios, some of which contemplate the modification of the current level of Telecom Argentina’s regulated tariffs which would enable Telecom Argentina to finance the technological renovation of its fixed-line network in the next years.

Based on the foregoing, the Company considered an impairment charge not to be necessary for its long-lived assets.

(n) Severance indemnities

Severance payments made to employees are expensed as incurred.

(o) Taxes payable

•	Income taxes

As per Argentinean Tax Law, the provisions for income taxes in the statements of income for all periods presented have been computed on a separate return basis (i.e., assuming that the Company was not included in a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented. The statutory income tax rate in Paraguay was 10% for the year ended December 31, 2006, 20% for the year ended December 31, 2005, and 30% for the year ended December 31, 2004, respectively.

•	Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Company has utilized a portion of its tax loss carryforwards in the computation of income taxes for the year ended December 31, 2005. However, there are remaining tax loss carryforwards as of December 31, 2006. Accordingly, the Company has determined an additional proportional charge for the year ended December 31, 2006 for the tax on minimum presumed income of $46, which, together with the previous year charges, was deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Company’s tax projections and the 10-year legal expiration term for use of the credit.

•	Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the years ended December 31, 2006, 2005 and 2004.

(p) Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Company does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of December 31, 2006 and 2005.

•	Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

•	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), the Company was subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court. The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6% through September 2014.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(q) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. This criterion was used by Telecom Argentina and Personal to account for their respective debt restructurings in August 2005 and November 2004, respectively. Personal settled its 2004 restructured debt in December 2005 and its new debt issuance was accounted for as stated in Note 3.e above. Additional information is given in Note 8.

(r) Litigation

The Company, in the ordinary course of business, is subject to various legal proceedings. The reserve for contingencies was established considering the potential outcome of these matters and the legal counsel’s opinion.

(s) Derivatives to compensate future risks or minimized financial costs

Effective January 1, 2002, the Company adopted RT 20 issued by the FACPCE, as amended by CPCECABA, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not. Changes in the fair value of effective cash flow hedges are recognized as a separate component between the Liabilities and the Shareholders’ equity of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings.

During August and September 2005, following Telecom Argentina’s successful completion of its debt restructuring process, the Company entered into two foreign exchange currency swap contracts to hedge its exposure to the Euro and Japanese yen-denominated Notes fluctuations with respect to the US dollar. The principal terms and conditions of these contracts are disclosed in Note 8.2.

Considering that the Company’s cash flows generation is in Argentine pesos and the terms of the swap do not perfectly match the terms of the Euro and Japanese yen-denominated obligations (due to the existence of the prepaid terms described in Note 8.2), these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Loss on derivatives”.

Additionally, these instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Company considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

The Company does not enter into derivative contracts for speculative purposes.

(t) Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(u) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2006, 2005 and 2004 are shown in Note 15.h. under the line item “Advertising expenses”.

(v) Gain on debt restructuring

Due to its materiality, the gain on debt restructuring, net of related expenses, was included in a separate line item in the statement of income entitled “Gain on debt restructuring”.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of December 31, 2006	As of December 31,2005
Cash	$13	$12
Banks	18	34

	$31	$46

(b) Investments Investments consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Time deposits	$558	$551
Government bonds and mutual funds	73	45

	$631	$596

Non current
2003 Telecommunications Fund	$1	$2

	$1	$2

(c) Accounts receivable Accounts receivable consist of the following:

	As of December 31,2006	As of December 31, 2005
Current
Voice, data and Internet	$433	$403
Wireless (i)	411	363
Wireless – related parties (Note 7)	4	4
Directories publishing	45	36

Subtotal	893	806
Allowance for doubtful accounts	(110)	(101)

	$783	$705

(i)	Includes $28 as of December 31, 2006 and $26 as of December 31, 2005 corresponding to Nucleo’s receivables.

(d) Other receivables

Other receivables consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Tax credits	$36	$28
Prepaid expenses	34	24
Restricted funds	29	10
Other	40	30

Subtotal	139	92
Allowance for doubtful accounts	(11)	(6)

	$128	$86

Non current
Credit on minimum presumed income tax (i)	$296	$246
Prepaid expenses	14	12
Other tax credits	9	7
Restricted funds	15	7
Derivatives	85	—
Other	3	4

Subtotal	422	276
Allowance for doubtful accounts	(9)	(7)

	$413	$269

(i)	Considering the current expiration period (10 years), the Company considers the ultimate realization of the credit to be more likely than not based on current projections.

(e) Inventories

Inventories consist of the following:

	As of December 31, 2006	As of December 31, 2005
Wireless handsets and equipment	$188	$113
Allowance for obsolescence	(12)	(9)

	$176	$104

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(f) Other assets

Other assets consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Fixed assets held for sale	$20	$3
Deferred printing cost	—	1
Raw materials	3	2

Subtotal	23	6
Allowance for other assets	(5)	(1)

	$18	$5

Non current
Fixed assets held for sale	$19	$31
Allowance for other assets	(9)	(10)

	$10	$21

(g) Fixed assets

Fixed assets consist of the following:

	As of December 31, 2006	As of December 31, 2005
Non current
Net carrying value (Note 15.a)	$5,763	$5,959
Write-off of materials	(22)	—

	$5,741	$5,959

(h) Accounts payable

Accounts payable consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Suppliers	$1,295	$680
Deferred revenues	83	80
Agent commissions	70	37
SU reimbursement	6	25
Related parties (Note 7)	40	12

	$1,494	$834

(i) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Vacation, bonuses and social security payable	$115	$84
Special termination benefits	17	14
Other	—	6

	$132	$104

Non current
Special termination benefits	$32	$30

(j) Taxes payable

Taxes payable consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Tax on Universal Service	$95	$61
Turnover tax	46	46
VAT, net	12	41
Income tax, net (i)	7	30
Tax on minimum presumed income, net	18	9
Regulatory fees	12	8
Internal taxes	13	9
Other	26	18

	$229	$222

Non current
Deferred tax liabilities (i)	$63	$92

(i)	See Note 10.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(k) Other liabilities

Other liabilities consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Contributions to government programs	$13	$13
Deferred revenue on sale of capacity and related services	6	2
Court fee	3	3
Guarantees received	5	4
Other	9	9

	$36	$31

Non current
Deferred revenue on sale of capacity and related services	$49	$32
Asset retirement obligations	24	21
Court fee	14	15
Retirement benefits	14	10
Other	1	—

	$102	$78

(l) Net sales

Net sales consist of the following:

	Years ended December 31,
	2006	2005	2004
Voice	$2,490	$2,404	$2,302
Data	167	150	151
Internet	396	317	265

Subtotal	3,053	2,871	2,718
Wireless	4,319	2,797	1,733
Directories publishing	65	50	43

	$7,437	$5,718	$4,494

(m) Gain (loss) on equity investees

Gain (loss) on equity investees consists of the following:

	Years ended December 31,
	2006	2005	2004
Gain on capital reimbursement of Nucleo	$6	$—	$—
Loss on 2003 Telecommunications Fund	(1)	—	—
Gain on sale of equity interest in Intelsat Ltd	—	7	—
Nahuelsat S.A	—	—	(2)

	$5	$7	$(2)

(n) Financial results, net

Financial results, net consist of the following:

	Years ended December 31,
	2006	2005	2004
Generated by assets
Interest income	$79	$103	$92
Foreign currency exchange gain (loss)	6	(273)	178
Impairment loss on the Argentina 2004 bond	—	—	(56)
Holding losses on inventories	(5)	(14)	(6)
Other	8	(16)	14

Total generated by assets	$88	$(200)	$222

Generated by liabilities
Interest expense (i)	$(365)	$(674)	$(747)
Less capitalized interest on fixed assets	14	6	5
Loss on discounting of debt	(131)	(116)	(21)
Foreign currency exchange gain (loss)	(204)	761	(638)
Gain (loss) on derivatives	114	(83)	-
Other	2	—	7

Total generated by liabilities	$(570)	$(106)	$(1,394)

	$(482)	$(306)	$(1,172)

(i)	Includes $82 as of December 31, 2005, and $134 as of December 31, 2004, corresponding to penalty interests.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(o) Other expenses, net

Other expenses, net consist of the following:

	Years ended December 31,
	2006	2005	2004
Provision for contingencies	$(97)	$(88)	$(24)
Severance indemnities and special termination benefits	(49)	(57)	(59)
Allowance for obsolescence of materials	(22)	—	—
Allowance for doubtful accounts and other assets	(13)	(20)	(1)
Allowance for obsolescence of inventories	(5)	(7)	(1)
SU reimbursement	—	(11)	—
Other, net	—	18	7

	$(186)	$(165)	$(78)

(p) Gain on debt restructuring

Gain on debt restructuring consists of the following:

	Years ended December 31,
	2006	2005	2004
Discount on principal	$—	$167	$72
Discount on accrued and penalty interest	—	984	142
Gain on discounting of debt	—	352	41

Subtotal before related expenses and income tax	—	1,503	255
Other related expenses	—	(79)	(46)

	$—	$1,424	$209

6. Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows:

	As of December 31,
	2006	2005	2004	2003
Cash and banks	$31	$46	$32	$26
Current investments	631	596	3,630	2,441

Total as per balance sheet	$662	$642	$3,662	$2,467
Less:
Items not considered cash and cash equivalents
• Time deposits with maturities of more than three months	—	—	(463)	(193)
• Government bonds (i)	—	(40)	(251)	(58)
• Equity investments	—	—	(8)	—

Total cash and cash equivalents as shown in the statement of cash flows	$662	$602	$2,940	$2,216

(i)	Corresponds to the current portion of held-to-maturity investments. In December 2004, includes $23 corresponding to the Argentina 2004 bond, net of impairment loss.

Changes in assets/liabilities components:

	Years ended December 31,
	2006	2005	2004
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$(5)	$(2)	$(90)
Trade accounts receivable	(134)	(118)	(31)
Other receivables	(80)	3	4
Inventories	(85)	(49)	(81)

	$(304)	$(166)	$(198)

Net (decrease) increase in liabilities
Accounts payable	$247	$225	$75
Salaries and social benefits payable	30	22	5
Taxes payable	(32)	(13)	(46)
Other liabilities	22	9	4
Contingencies	(75)	(13)	(18)

	$192	$230	$20

Income taxes paid during the years ended December 31, 2006 and 2005, amounted to $21 and $11, respectively. Interest paid during the years ended December 31, 2006, 2005 and 2004 (including debt restructuring related expenses), amounted to $457, $944 and $154, respectively.

•	Main non-cash operating transactions:

	Years ended December 31,
	2006	2005	2004
Provision for minimum presumed income tax	46	47	46
Derivatives	114	—	—
Foreign currency translation adjustments in assets	73	27	20
Foreign currency translation adjustments in liabilities	37	18	14
Government bonds and tax credits exchanged for tax certificates	—	—	4

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

6. Supplementary cash flow information (continued)

•	Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2006	2005	2004
Acquisition of fixed assets (Note 15.a)	$(1,177)	$(617)	$(500)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(116)	(142)	(204)
Less:
Acquisition of fixed assets through incurrence of accounts payable	447	194	227
Capitalized interest on fixed assets	14	6	5
Wireless handsets lent to customers at no cost (i)	4	3	8
Asset retirement obligations	3	8	3

	$(825)	$(548)	$(461)

(i)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Years ended December 31,
	2006	2005	2004
Acquisition of intangible assets (Note 15.b)	$(72)	$(36)	$(24)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(6)	(14)	(1)
Less:
Acquisition of intangible assets through incurrence of accounts payable	13	4	13
Debt issue costs classified as financing activities	24	13	—

	$(41)	$(33)	$(12)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2006	2005	2004
Government bonds with maturities of more than three months	$45	$213	$(147)
Time deposits with maturities of more than three months	—	442	(235)
Proceeds for the sale of equity investments	—	13	4

Total cash flows from investments not considered as cash equivalents	$45	$668	$(378)

•	Financing activities components:

	Years ended December 31,
	2006	2005	2004
Debt proceeds	$36	$1,236	—
Payment of Notes	(1,025)	(3,432)	—
Payment of bank loans	(86)	(1,252)	(471)
Payment of interest on Notes	(359)	(773)	—
Payment of interest on bank loans	(74)	(125)	(118)
Payment of debt restructuring related expenses	(24)	(46)	(36)
Payment of liquidating dividend of Nucleo	(4)	—	—

Total financing activities components	$(1,536)	$(4,392)	(625)

7 – Related party transactions

(a) Controlling group

As of December 31, 2006, Nortel is the controlling shareholder of Telecom Argentina. Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares of Telecom Argentina, representing 54.74% of the total common stock of Telecom Argentina. Nortel’s ordinary shares were owned equally by the Telecom Italia Group and the France Telecom Group prior to December 2003.

On December 19, 2003, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, the Telecom Italia Group and the France Telecom Group had the same shareholding interests in Sofora. Following the approval obtained from the regulatory authorities, the France Telecom Group sold its 48% interest in Sofora plus a put option for the remaining 2% to W de Argentina – Inversiones S.L. for a total purchase price of US$125 million. The put option will be exercisable from January 31, 2008 through December 31, 2013.

As of December 31, 2006, the shareholders of Sofora are the Telecom Italia Group representing 50%, W de Argentina – Inversiones S.L. representing 48% and the France Telecom Group representing 2% of Sofora’s capital stock. W de Argentina—Inversiones S.L. has granted two call options to the Telecom Italia Group to purchase its equity interest in Sofora for an aggregate purchase price of US$60 million. The first call option to acquire 48% of the equity interest of Sofora may be exercised within 15 days after December 31, 2008. The second call option to acquire the remaining 2% of the equity interest of Sofora may be exercised at any time between December 31, 2008 and December 31, 2013.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7 – Related party transactions (continued)

(b) Related parties

Related parties are those legal entities or individuals which are related to the indirect shareholders of the Company.

(c) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. For the years presented, the Company has not conducted any transactions with executive officers and/or persons related to them. In addition, the Company has conducted non significant transactions with its direct shareholder, Nortel, for the years presented. Those balances and transactions are less than $1; therefore they are not shown due to rounding.

The following is a summary of the balances and transactions with related parties as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004:

	As of December 31, 2006	As of December 31, 2005
Accounts receivable
Telecom Italia S.p.A. (a) (c)	$2	$3
TIM Celular S.A. (a)	2	1

	$4	$4

Accounts payable:
Telecom Italia S.p.A. (a) (c)	$7	$5
Telecom Italia Sparkle S.p.A. (a)	15	1
Italtel Argentina S.A. (a)	6	4
Italtel S.p.A. (a)	1	—
TIM Celular S.A. (a)	6	—
Entel S.A. (Bolivia) (a)	1	—
Etec S.A. (a)	1	—
Latin American Nautilus Argentina S.A. (a)	2	—
Latin American Nautilus USA Inc (a)	1	1
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (b)	—	1

	$40	$12

		Years ended December 31,
	Transaction description	2006	2005	2004
Services rendered:
Related parties as of December 31, 2006
Telecom Italia Sparkle S.p.A. (a)	International inbound calls	$6	$3	$4
Entel S.A. (Bolivia) (a)	International inbound calls	2	1	1
Latin American Nautilus Argentina S.A.(a)	International inbound calls	1	1	—
Latin American Nautilus USA Inc (a)	International inbound calls	—	1	—
Latin American Nautilus S.A. (a)	International inbound calls	—	—	2
Telecom Italia S.p.A. (a) (c)	Roaming	5	5	4
TIM Celular S.A. (a)	Roaming	9	6	2
Former related parties (d)
Entel Chile S.A.	International inbound calls	—	3	10
Golden Lines	International inbound calls	—	1	1
Entel PCS Telecomunicaciones S.A	Roaming	—	2	5
Corporacion Digitel C.A	Roaming	—	1	—

Total net sales		$23	$24	$29

Services received:
Related parties as of December 31, 2006
Telecom Italia S.p.A. (a) (c)	Fees for services and roaming	(17)	(20)	(4)
Entel S.A. (Bolivia) (a)	International outbound calls	(4)	(3)	(4)
Etec S.A. (a)	International outbound calls	(4)	(4)	(3)
Telecom Italia Sparkle S.p.A. (a)	International outbound calls	(19)	(9)	(3)
TIM Celular S.A. (a)	Roaming and maintenance, materials and supplies	(10)	(3)	—
Italtel Argentina S.A. (a)	Maintenance, materials and supplies	(4)	(1)	—
Latin American Nautilus USA Inc (a)	International outbound calls	(1)	(1)	—
Latin American Nautilus Argentina S.A. (a)	Lease of circuits	(2)	(1)	(1)
La Caja Aseguradora de Riesgos del Trabajo ART S.A (b)	Insurance (*)	(6)	(3)	(2)
Caja de Ahorro y Seguro S.A. (b)	Insurance	(2)	—	—
Caja de Seguros S.A. (b)	Insurance	(2)	(1)	(2)
Former related parties (d)
Tel3 S.A.	Lease of circuits	—	(8)	(14)
Entel Chile S.A.	International outbound calls	—	(3)	(13)
Golden Lines	Roaming	—	(1)	(1)
Pirelli Energía Cables y Sistemas de Argentina S.A.	Maintenance, materials and supplies	—	—	(10)
Pirelli Telecomunicaciones Cables y Sistemas de Argentina S.A.	Maintenance, materials and supplies	—	—	(4)
Teco Soft Argentina S.A.	Fees for services	—	—	(3)

Total operating costs		$(71)	$(58)	$(64)

(*)	Shown in Note 15.h. under the line item “Salaries and social security”.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7 – Related party transactions (continued)

	Years ended December 31,
	2006	2005	2004
Purchases of fixed assets/intangible assets:
Related parties as of December 31, 2006
Telecom Italia Sparkle S.p.A. (a)	$47	$18	$24
Italtel Argentina S.A. (a)	51	14	—
Italtel S.p.A. (a)	—	1	—
Latin American Nautilus Argentina S.A. (a)	3	1	—
Latin American Nautilus USA Inc. (a)	1	—	—
Former related parties (d)
Tel3 S.A.	—	3	4
Pirelli Energía Cables y Sistemas de Argentina S.A.	—	6	—

Total fixed assets and intangible assets	$102	$43	$28

(a)	Such companies relate to Telecom Italia Group.
(b)	Such companies relate to W de Argentina—Inversiones S.L.
(c)	Transactions with Telecom Italia Mobile S.p.A. are disclosed together with the transactions with Telecom Italia S.p.A., as a consequence of the merger of these companies.
(d)	These entities are no longer related parties at December 31, 2006.

The transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01.

(d) Dissolution of Cable Insignia

Since Cable Insignia has no operations, on April 25, 2003, the Annual Shareholders’ Meeting of Cable Insignia had approved the entity’s dissolution. On October 17, 2006, the Extraordinary Shareholders’ Meeting of Cable Insignia approved the closing financial statements and winding-up of assets and liabilities. Personal received $0.4 million in this connection.

(e) Sale of equity interest in Intelsat Ltd.

In December 2004, the Board of Directors of Telecom Argentina authorized the sale of its equity interest in Intelsat to Zeus Holdings Limited for $13 (equivalent to US$5 million). The sale transaction was completed in the first quarter of 2005 generating a gain of approximately $7.

8 – Debt

8.1. The Company’s short-term and long-term debt

As of December 31, 2006 and 2005, the Company’s short-term and long-term debt comprises the following:

	As of December 31, 2006	As of December 31, 2005
Short-term debt:
• Principal:
Notes	$1,014	$761
Bank loans	334	39

Subtotal	1,348	800
• Accrued interest	42	59
• Derivatives	5	46

Total short-term debt	$1,395	$905

Long-term debt:
• Principal:
Notes	$2,798	$3,856
Bank loans	51	386

Subtotal	2,849	4,242
• Effect on discounting of debt	(146)	(277)
• Derivatives	—	31

Total long-term debt	$2,703	$3,996

Total debt	$4,098	$4,901

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt (continued)

The following table segregates the Telecom Group’s debt by company as of December 31, 2006:

	Telecom	Personal	Nucleo	Consolidated as of December 31, 2006	Consolidated as of December 31, 2005
• Principal	2,995	1,177	25	4,197	5,042
• Accrued interest	40	2	—	42	59

Subtotal	3,035	1,179	25	4,239	5,101
• Effect on discounting of debt	(146)	—	—	(146)	(277)
• Derivatives	5	—	—	5	77

Total debt	2,894	1,179	25	4,098	4,901

• Current	1,015	370	10	1,395	905
• Non current	1,879	809	15	2,703	3,996

8.2. Debt of Telecom Argentina

On August 31, 2005, Telecom Argentina completed its debt restructuring and complied with the terms of the APE. The Company issued Series A and B Notes and made mandatory and optional principal prepayments. Such prepayments effectively prepaid all principal amortization payments originally scheduled through October 15, 2007. As from October 2005 through October 2006, the Company has made mandatory and optional principal prepayments which prepaid all principal amortization payments originally scheduled up to April 2009 and 75% of the principal amortization payment originally scheduled due October 2009.

Pursuant to the terms of the APE, non-participating creditors were entitled to receive consideration in the form of Series A Notes and cash consideration under Option A. Such consideration, plus the payments described above, payable to non-participating creditors was available for collection and transferred to the respective clearing houses, as ruled by the Courts of New York under Section 304 of the U.S. Bankruptcy Law.

•	New Notes

Terms and conditions

Series A Notes will be due in 2014 and Series B Notes will be due in 2011. Series A Notes and Series B Notes were split into listed and unlisted notes.

Series A-1 Notes are dollar- or euro-denominated listed notes. Series A-2 Notes are dollar-, euro-, yen- or peso-denominated unlisted notes. Peso-denominated Series A-2 unlisted notes are to be adjusted by CER index. Series B-1 Notes and Series B-2 Notes are dollar-denominated notes only.

Series A-1 Notes and Series A-2 Notes accrue escalated interest based on denomination as follows:

	From issue date until October 14, 2008	From October 15, 2008 to maturity
US dollar denominated	5.53%	8.00%
Euro denominated	4.83%	6.89%
Yen denominated	1.93%	3.69%
Peso denominated	3.23%	3.42%

Series B-1 Notes and Series B-2 Notes accrue escalated interest as follows:

	From issue date until October 15, 2005	From October 16, 2005 to October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	9.00%	10.00%	11.00%

Penalty interest, if applicable, will accrue at an additional annual rate of 2% on overdue principal and interest.

Rating

	Standard & Poors International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
December 31, 2006	B+	A+	B	A

Covenants

Mandatory prepayments

If the Company generates “Excess Cash” as contractually defined and calculated, such Excess Cash generally will be applied on a semi-annual basis to make payments on the remaining scheduled installments of the debt instruments in its direct order of maturity.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt (continued)

Excess cash is measured semi-annually based on the consolidated financial statements of the Company (excluding Personal and Nucleo) as of June 30 and December 31 of each year, and any excess cash should be applied no later than the due date of the scheduled amortization payments immediately subsequent to each June 30 or December 31, respectively. During fiscal year 2006, Telecom made a cash payment of $982 corresponding to (i) “excess cash” determined for periods ended on December 31, 2005 and June 30, 2006, and (ii) additional optional prepayments on the notes.

Based on these consolidated financial statements, the Company has determined an “excess cash” of $254 (equivalent to US$ 83 million).

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the new Notes will have to be at least two and a half times such distribution payment.

Also, the Notes are redeemed at Telecom Argentina’s option, in whole or in part, without payment of any premium or penalty, at any time after the issuance date and prior to the maturity date at the redemption price equal to 100% of the outstanding principal amount thereof (adjusted to take into account any prepayments or repurchases), together with accrued interest, if any, to the date fixed for redemption and the corresponding additional amounts, if any. Telecom Argentina, at its option, may make payments on the remaining scheduled installments of the debt instruments in direct order of maturity.

Telecom must make an offer to redeem all outstanding notes, as described in the Indenture, in the case of a change of control.

Negative covenants

The terms and conditions of the new Notes require that the Company complies with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Telecom Argentina or its restricted subsidiaries (as defined in the Trust Agreement), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness (other than certain permitted indebtedness) unless Telecom Argentina meets a specified indebtedness/EBITDA ratio with respect to Telecom Argentina and its restricted subsidiaries (other than Personal and Nucleo) of 2.75 to 1, except for certain permitted liens;

c)	Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, the Company cannot make any investment in securities or indebtedness of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Personal;

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents and the proceeds of certain asset sales, in some circumstances, shall be used to pay the relevant debt instrument;

e)	Sale and leaseback transactions: Telecom shall apply any net cash proceeds of such transaction to the purchase or optional redemption of Notes;

f)	Capital expenditures except for those expressly permitted (the extraordinary meeting of noteholders held on March 27, 2006, has eliminated Personal’s restriction);

g)	Telecom will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

On March 27, 2006, the Company held an extraordinary meeting of noteholders to amend the Trust Agreement dated August 31, 2005 entered into by the Company and the Bank of New York as Trustee, Payment Agent, Transfer Agent and Registrar. The approved amendments were as follows:

(i)	Amend Clauses (a) and (c) of Section 3.17 “Limitation on Capital Expenditures” to eliminate Personal’s restriction to its capacity to make capital expenditures;

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt (continued)

(ii)	Amend Section 3.21 “Reinvestment of Dividends Paid by Telecom Personal” to eliminate it in its entirety. This section establishes that Telecom Argentina should reinvest in Personal any dividend received by Personal; and

(iii)	Eliminate certain definitions, such as, “Telecom Personal Permitted Capital Expenditures” and “Telecom Personal Distribution Payment”

On March 27, 2006, the Bank of New York as Trustee entered into a supplementary Trust Agreement with Telecom Argentina in order to include the approved amendments. The Company paid to the noteholders that voted the amendments consent fees for $18. These fees were deferred and are amortized under the interest method over the life of the debt.

Events of default

The terms and conditions of the new Notes provide for certain events of default as follows:

(i)	Failure to pay principal or interest;

(ii)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of the Company’s subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million;

(iii)	Any final judgment against Telecom Argentina providing for the payment of an aggregate amount exceeding US$ 20 million and, having passed the specified term, without being satisfied, discharged or stayed;

(iv)	Any voluntary petition for bankruptcy by Telecom Argentina, special bankruptcy proceedings or out-of-court reorganization agreements;

(v)	Any event or condition which results in the revocation or loss of the licenses held by either Telecom Argentina and/or any of its restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations and,

(vi)	Any failure on the part of Telecom to duly observe and perform any of the commitments and covenants in respect of the Notes, in excess of the terms permitted under the Trust Agreement.

Should any of the events of default above described occur, with respect to Telecom Argentina or, if applicable, any of its restricted subsidiaries, then Telecom Argentina shall be in default under the new Notes.

Provided any of the events of default occurs, the creditors are entitled, at their option, and subject to certain conditions, to demand the principal amount and accrued interest of the relevant debt instrument to be due and payable.

Upon a “major devaluation” event (a devaluation of the argentine peso of 25% or more in any period of six consecutive months after the issuance date as compared to January 1, 2004), Telecom Argentina may reschedule principal amortization payments on any or all series of notes under certain circumstances described in the Indenture. Telecom Argentina may exercise its right to reschedule principal payments with respect to any series of notes up to two times, but may not elect to reschedule two consecutive payments. Telecom Argentina’s right to reschedule any principal payment shall immediately terminate upon the making of any Distribution Payment by Telecom Argentina, among other circumstances, as described in the Indenture.

Measurement of the new Notes

The new debt was initially recorded at fair value. Fair value was determined by the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money at the moment of the debt restructuring (August 2005). Based on the opinion of an external financial expert, the estimated payments of the restructured debt have been discounted to its present value (at each measurement date) using the August 31, 2005 discount rate of (i) 10.5% for the dollar nominated notes; (ii) 9.2% for the euro nominated notes and (iii) 7.3% for the Japanese yen nominated notes (all tax-free rates for the noteholders, as applicable).

Description of the new Notes

The following table shows the main characteristics of the outstanding series of Notes as of December 31, 2006:

					Book value at December 31, 2006 (in million of $)					Fair value
Series	Class	Nominal value (in millions)	Outstanding debt	Maturity date	Principal	Accrued interest	Total nominal value	Gain on discounting of debt	Total	as of December 31, 2006
Listed
A-1	1	US$ 98	US$ 70	October 2014	214	2	216	(16)	200	212
A-1	2	Euro 493	Euro 353	October 2014	1,424	15	1,439	(97)	1,342	1,401
B-1	—	US$ 933	US$ 298	October 2011	911	19	930	(3)	927	953

					2,549	36	2,585	(116)	2,469	2,566

Unlisted
A-2	1	US$ 7	US$ 5	October 2014	16	—	16	(1)	15	16
A-2	2	Euro 41	Euro 29	October 2014	118	1	119	(8)	111	116
A-2	3	Yen 12,328	Yen 8,815	October 2014	227	1	228	(21)	207	226
A-2	4	$ 26	(**) $ 21	October 2014	21	1	22	—	22	22
B-2	—	US$ 66	US$ 21	October 2011	64	1	65	—	65	67

					446	4	450	(30)	420	(*)447

					2,995	40	3,035	(146)	2,889	3,013

(*)	Corresponds to the estimates made by the Company considering the fair value of the Listed Notes.
(**)	The outstanding debt includes the CER adjustment.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt (continued)

•	Potential claims by non-participant creditors

On October 12, 2005, Telecom requested that the overseeing judge declare that, by the issuance of debt with new payment terms and the payment of cash consideration pursuant to the APE on August 31, 2005, Telecom has duly fulfilled the APE according to the terms of section 59 of the Bankruptcy Law. On December 14, 2005, the reviewing court ordered the APE execution, which order was not appealed.

Telecom Argentina believed that certain non-participating creditors might file actions in the United States against it to seek collection of their original investments. Accordingly, on September 13, 2005, Telecom Argentina filed a petition with the Courts of New York under Section 304 of the U.S. Bankruptcy Law seeking execution of the APE process in the United States.

On October 11, 2005, the opposing party in the action, the US Bank N.A. (First Trust of New York), did not object to the execution of the APE process in the United States. However, an alleged creditor, the Argo Fund, filed an action against Telecom’s petition. On February 24, 2006, a ruling was granted in favor of Telecom Argentina’s position. The final judgment (i) approved the execution of the APE process in the United States, (ii) ruled that the Trustee of the Indenture and the non-participating creditors were bound by the terms of the APE process and (iii) ruled that the restructured notes were extinguished by law and had to be settled. The Argo Fund appealed the judgment with the District Court. In November 2006, the appeal was denied and the judgment was confirmed. The Argo Fund re-appealed the judgment which is still pending resolution. Monies available to non-participating creditors’ were transferred to the respective clearing houses.

In case Telecom Argentina is granted an unfavorable ruling, it expects that any potential claim from unsecured non-participating creditors will be rejected under Articles 56 and 76 of the Argentine Ley de Concursos, which establishes that the APE is binding to all unsecured creditors outstanding as of the date of submission of the APE process for judicial approval.

•	Derivatives

As indicated in Note 4.s, having successfully completed its debt restructuring process, in August and September 2005, Telecom Argentina entered into two foreign exchange currency swap contracts to hedge its exposure to US dollar fluctuations related to the Euro and Japanese yen-denominated new Notes. These swap agreements establish, among other typical provisions for this type of transaction, the early termination provision without any payment obligation by either party, in the event that (i) the Company fails to pay certain of its obligations, (ii) certain of the Company’s obligations are accelerated, (iii) the Company repudiates or declares a moratorium with respect to certain of its obligations, (iv) the Company restructures certain of its obligations in a certain way, or (v) the Company becomes insolvent or bankrupt or is subject to in-court or out-of-court restructuring or a voluntary and/or involuntary bankruptcy proceeding. These hedge contracts do not include any collateral.

The nature and detail of the outstanding swap contracts at December 31, 2006 are as follows:

Characteristics of the agreement	Swap in euros	Swap in Yen
• Date of the contract	08.23.05	09.30.05
• Principal swap exchange rate	1.2214 US$/Euro	113.3 Yen/US$
• Outstanding principal to receive subject to contract	€ 379 million	¥ 8,742 million
• Outstanding principal to render subject to contract	US$ 462 million	US$ 77 million
• Interest rate to be received in Euro/Yen (*)	4.83% annual	1.93% annual
• Interest rate to be paid in US$	6.90% annual	6.02% annual
• Total principal and interest to be received	€ 409 million	¥ 9,024 million
• Total principal and interest to be paid	US$ 516 million	US$ 85 million
• Swap estimated market value as of 12.31.06 – (assets) liabilities	(US$ 30.2 million)	US$ 4.1 million

(*)	Coincident to the new Notes rates nominated in that currency in such period.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt (continued)

8.3. Restructured debt of the subsidiaries

(a) Personal

1. New notes

On December 22, 2005, Personal used the proceeds of the issuance of new notes (as further described below) and bank loans together with available cash to fully settle the outstanding indebtedness which had been restructured back in November 2004. Personal’s objective was to improve its debt profile, by modifying its interest rates.

The Shareholders Meeting of Personal authorized the Board of Directors to determine the terms and conditions of the issue, including but not limited to, amount, price, interest rate and denomination of the notes.

In December 2006, Personal cancelled Series 1 for a total amount of $48 (corresponding $43 to principal and $5 to accrued interest).

The following table shows the outstanding series of Notes as of December 31, 2006:

Series	Nominal value (in millions)	Term in years	Maturity date	Annual rate %	Book value as of December 31, 2006 (in million of $)				Fair value as of December 31, 2006
					Principal	Accrued interest	Issue discount and underwriting fees	Total
2	$87	3	December 2008	(a) 16.26	87	—	—	87	(b) 87
3	U$S 240	5	December 2010	9.25	735	1	(5)	731	776

				Total	822	1	(5)	818	863

(a)	Floating Badlar plus 6.5%. Badlar for the period December 22, 2006 through March 22, 2007 is 9.76%. Total interest rate cannot be lower than 10% or higher than 20%.
(b)	As there were no operations in institutional markets during the last quarter, Personal estimates that the fair value does not differ from book value.

Personal may, at any time and from time to time, purchase notes at market price in the secondary market.

Rating

	Standard & Poors International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
December 31, 2006	B+	A+	B	A

2. Bank loans

In July 2005, Personal entered into two loan agreements with certain financial institutions aggregating $17, the proceeds of which were used to purchase fixed assets. These loans matured in July and September 2006 and were fully cancelled.

In October 2005, Personal entered into a US$20 million loan agreement with a financial institution due February 2008. As of December 31, 2006, the book value of this loan amounts to $62. In February 2007, Personal made a principal prepayment of US$8 million.

On December 22, 2005, Personal entered into two Syndicated loans for an amount of US$ 69 million and $87, respectively.

The following table shows the main characteristics of the syndicated loans as of December 31, 2006:

Loans	Nominal value (in millions)	Term in months	Maturity date	Annual rate %	Book value at December 31, 2006 (in million of $)
					Principal	Accrued interest	Total
Peso Facility
Tranche A	$57	18	June 2007	12.20	57	—	57
Tranche B	$30	24	December 2007	13.10	30	—	30
Dollar Facility
Tranche A	US$34.5	18	June 2007	(a) 7.37	106	—	106
Tranche B	US$34.5	24	December 2007	(a) 7.62	106	—	106

				Total	299	—	(b) 299

(a)	These loans were issued at a 3-months LIBOR plus 2% for Tranche A and plus 2.25% for Tranche B. LIBOR for the period December 22, 2006 through March 22, 2007 is 5.37%
(b)	As there were no operations in institutional markets during the last quarter, Personal estimates that the fair value does not differ from book value.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt (continued)

3. Covenants

The terms and conditions of Personal’s new Notes require that Personal comply with various covenants, including:

•	in the case of a change of control, Personal shall make an offer to redeem all outstanding notes, as described in the Indenture;

•

in the case of Series 3, if at any time the Leverage Ratio (total outstanding indebtedness / consolidated EBITDA for the most recently completed period of four consecutive fiscal quarters) is in excess of 3.00 to 1 and Personal makes any payment of dividends, the rate of interest accruing on the notes shall increase by 0.5% per annum for the remainder of the time the notes remain outstanding and shall accrue from such dividend payment date at the rate of 9.75% per annum.

The terms and conditions of Personal’s Syndicated loans require that Personal comply with various covenants, including:

•	Maximum Leverage Ratio: the Leverage Ratio as of the end of the last four quarters shall not be greater than 1.75:1.0;

•

Interest Coverage Ratio: the Interest Coverage Ratio (Consolidated quarterly EBITDA / accrued interest for quarterly—including amortization issue discount- ) for any fiscal quarter shall be included in a range between 1.50 and 3.00 to 1.00 over the life of the loans.

4. Negative covenants

The terms and conditions of Personal’s new Notes as well as the terms of the respective Syndicated loans require that Personal comply with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Personal or its subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness unless on the date of the incurrence of such indebtedness, after giving effect to such incurrence and the receipt and application of the proceeds therefrom, the Leverage Ratio does not exceed (a) 3.25 to 1, if such indebtedness is incurred prior to December 31, 2006; or (b) 3.00 to 1, if such indebtedness is incurred thereafter;

c)	Making any investments (other than permitted investments) either directly or indirectly through its subsidiaries in any person (individuals or entities);

d)	Permitting any of its subsidiaries to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any holder of 10% or more of the capital stock of Personal, except upon terms not less favorable to Personal or such subsidiary than those that could be obtained in a comparable arm’s-length transaction with a person that is not an affiliate of Personal;

e)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents;

f)	Sale and leaseback transactions;

g)	Personal will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt (continued)

5. Events of default

The terms and conditions of Personal’s new Notes as well as the terms of the respective Syndicated loans of Personal provide for certain events of default as follows:

a)	Failure to pay principal or interest;

b)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Personal or its subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million and shall continue after the grace period;

c)	Any final judgment against Personal or its subsidiaries providing for the payment of an aggregate amount exceeding US$ 20 million;

d)	Any voluntary petition for bankruptcy by Personal or its subsidiaries, special bankruptcy proceedings or out-of-court reorganization agreements and,

e)	Any event or condition which results in the revocation or loss of the licenses held by either Personal and/or any of its subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations.

Should any of the events of default above described occur, with respect to Personal or, if applicable, any of its subsidiaries, then Personal shall be in default under the new Notes and the new loan agreements, as applicable.

Provided any of the events of default occurs, the creditors are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

(b) Nucleo

In November 2004, Nucleo had completed the restructuring of its outstanding indebtedness with foreign creditors, under which Nucleo had refinanced US$ 59 million in principal amounts maturing on December 27, 2008.

During the first quarter of 2006, Nucleo cancelled the remaining financial debt with banks, together with the Personal’s Promissory Note. The funds used for said cancellations derived from two loans from banks with operations in Paraguay for a total amount of US$ 9.5 million, and from Nucleo’s own funds (US$ 7.5 million).

At December 31, 2006, the outstanding debt of Nucleo amounts $25 (US$8 million). The terms and conditions of the new loans entered into between Nucleo and banks with operations in Paraguay include, among other standard provisions for this type of transaction, the following clauses:

✓	the reimbursement of the loan and the payment of compensation shall be made in semiannual payments, the later of which to be paid on February 27, 2009.

✓	the debt shall accrue interest at an annual nominal rate of 5.9% for its effective first year, and shall be adjusted according to LIBOR variations, in accordance with the conditions of each contract in particular.

Additionally, the new contracts stipulate that Nucleo is bound to comply with requirements related to the maintenance of certain financial ratios (as, for example, Net financial debt/ EBITDA, Financial debt/equity and liquidity ratio).

9 – Shareholders’ equity

(a) Common stock

At December 31, 2006, the Company had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock (51% of the total capital stock), 440,910,912 shares of $1 par value Class B Common Stock (44.79% of the total capital stock) and 41,435,767 shares of $1 par value Class C Common Stock (4.21% of the total capital stock—see c below). Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

The Company’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only 404,078,504 of Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares are dedicated to the employee stock ownership program, as described below.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

Class B shares began trading on the BCBA on March 30, 1992. On December 9, 1994, these shares began trading on the NYSE under the ticker symbol TEO upon approval of the Exchange Offer by the SEC. Pursuant to the Exchange Offer, holders of ADRs or ADS which were restricted under Rule 144-A and holders of GDR issued under Regulation S exchanged their securities for unrestricted ADS, each ADS representing 5 Class B shares. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). Accordingly, Telecom Argentina has absorbed the legal reserve in its entirety. Telecom Argentina will not be able to distribute dividends until the Company absorbs the total amount of accumulated losses and restores the legal reserve.

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of the Company upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by the Company and who elected to participate in the plan.

In 1999, a decree of the Argentine Government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders’ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

In November 2003, the PPP lacked a legal representative. In March 2004, a judicial resolution nullified the intervention of the PPP and notified the Ministry of Labor and Social Security to call for a meeting in order to establish the Executive Committee of the PPP. The Meeting held on September 6, 2005, established this Executive Committee with the purpose of the release of the injunction against 40,093,990 shares held in the Trust, in order to effect the conversion to Class B shares.

The Annual General and Extraordinary Meetings, and the Special Class “C” Meeting (the “Meetings”), held on April 27, 2006, approved that the power for the conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. The conversion will take place in one or more times, based on: a) what is determined by Banco de la Ciudad de Buenos Aires (Fiduciary agent of PPP) as the case may be; and b) the amount of Class “C” shares eligible for conversion. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or the Company’s executive officers. During fiscal year 2006, 4,496,471 Class “C” ordinary shares were converted into Class “B” ordinary shares.

Class “C” shares of the Fund of Guarantee and Repurchase which were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada” were not eligible for conversion. As of the date of these consolidated financial statements, the injunction was not released, although it is limited to the amount of 4,593,274 shares.

Class “C” shares are still part of the Fund of Guarantee and Repurchase and are subject to the injunction described above.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

(d) Mandatory reduction of capital

Under section 206 of the Argentine Companies Law and CNV resolutions, if at the annual shareholders’ meeting, a company’s accumulated losses have absorbed its reserves and at least 50% of its adjusted share capital, a company is required to reduce its capital stock.

The requirements of section 206 were temporarily suspended by governmental decrees until December 10, 2005.

Since the Company reported significant accumulated losses for the year ended December 31, 2005, which absorbed the Company’s reserves and significantly reduced its shareholders’ equity, the Company qualified for mandatory reduction of its capital stock. As a result of this situation, the BCBA decided to transfer the trading of the Company’s common stock and the notes to the so-called “Rueda Reducida” status, a special trading status of the BCBA for companies experiencing certain adverse financial conditions.

Accordingly, the Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2006, approved the absorption of the full amount of the Company’s legal reserve ($277) and a portion of the inflation adjustment of common stock ($356) in order to remediate this situation. This absorption did not affect the total shareholders’ equity and represented a qualitative movement only. Consequently, the Company does not qualify for mandatory reduction and, after the BCBA considered the June 2006 consolidated financial statements, does not qualify for the “Rueda Reducida” status either.

10. Income tax

As describe in Note 4.o, the Company accounts for income taxes in accordance with the guidelines of RT 17.

Income tax benefit (expense) for the years ended December 31, 2006, 2005 and 2004 consists of the following:

	Years ended December 31,
	2006	2005	2004
Current tax expense (i)	$(12)	$(35)	$(1)
Deferred tax (expense) benefit	(52)	(504)	223
Valuation allowance	81	417	(248)

Income tax benefit (expense) (ii)	$17	$(122)	$(26)

(i)	In 2006, $(4) corresponds to Publicom and $(8) corresponds to Nucleo.

In 2005, $(25) corresponds to Telecom, $(2) corresponds to Publicom and $(8) corresponds to Nucleo.

In 2004, corresponds to Nucleo.

(ii)	In 2006, $33 corresponds to Telecom, $(4) corresponds to Personal, $(7) corresponds to Nucleo and $(5) corresponds to Publicom.

In 2005, $(219) corresponds to Telecom, $104 corresponds to Personal, $(3) corresponds to Publicom and $(4) corresponds to Nucleo.

In 2004, $(2) corresponds to Publicom, $(6) corresponds to Personal and $(18) corresponds to Nucleo.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31, 2006					As of December 31, 2005
	Telecom	Personal	Nucleo	Publicom	Total
Tax loss carryforwards	$556	$164	—	$2	$722	$974
Foreign exchange gains and losses	—	—	—	—	—	80
Allowance for doubtful accounts	38	29	—	2	69	67
Provision for contingencies	85	28	—	3	116	127
Other deferred tax assets	78	18	—	—	96	62

Total deferred tax assets	757	239	—	7	1,003	1,310
Fixed assets	(104)	(63)	—	—	(167)	(211)
Inflation adjustments (i)	(619)	(82)	(1)	—	(702)	(913)

Total deferred tax liabilities	(723)	(145)	(1)	—	(869)	(1,124)

Subtotal deferred tax assets (liabilities)	34	94	(1)	7	134	186
- Valuation allowance	(195)	—	—	(2)	(197)	(278)

Net deferred tax (liabilities) assets as of December 31, 2006	$(161)	$94	$(1)	$5	$(63)

Net deferred tax (liabilities) assets as of December 31, 2005	$(194)	$98	$(2)	$6		$(92)

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.

Income tax benefit (expense) for the years ended December 31, 2006, 2005 and 2004 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Argentina	International	Total
Pre-tax income on a separate return basis	291	81	372
Non taxable items	(128)	(7)	(135)

Subtotal	163	74	237
Statutory income tax rate	35%	10%

Income tax expense at statutory tax rate	(57)	(7)	(64)
Change in valuation allowance (*)	81	—	81

Income tax benefit (expense) as of December 31, 2006	24	(7)	17

Pre-tax income on a separate return basis	1,282	27	1,309
Non taxable items	176	(8)	168

Subtotal	1,458	19	1,477
Statutory income tax rate	35%	20%

Income tax expense at statutory tax rate	(510)	(4)	(514)
Tax payable	(25)	—	(25)
Change in valuation allowance (*)	417	—	417

Income tax expense as of December 31, 2005	(118)	(4)	(122)

Pre-tax (loss) income on a separate return basis	(454)	8	(446)
Non taxable items	(232)	52	(180)

Subtotal	(686)	60	(626)
Statutory income tax rate	35%	30%

Income tax (expense) benefit at statutory tax rate	240	(18)	222
Change in valuation allowance (*)	(248)	—	(248)

Income tax expense as of December 31, 2004	(8)	(18)	(26)

(*)	In 2006, corresponds to Telecom Argentina.

In 2005, $419 corresponds to Telecom Argentina and $(2) corresponds to Publicom.

In 2004, $(332) corresponds to Telecom Argentina and $84 corresponds to Personal.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

10. Income tax (continued)

As of December 31, 2006, the Company had accumulated operating tax loss carryforwards of $722. The following table details the operating tax loss carryforwards segregated by company:

Expiration year	Telecom Argentina	Personal	Publicom	Total consolidated
2007	$518	$135	$—	$653
2008	—	—	2	2
2009	34	—	—	34
2010	—	29	—	29
2011	4	—	—	4

Total	$556	$164	$2	$722

Decree No. 2,568/02 of the Argentine Government prescribed that foreign currency exchange losses arising from holding foreign-currency denominated assets and liabilities existing as of January 6, 2002, had to be determined using an exchange rate of $1.40 to US$1. The resulting net foreign currency exchange loss from this calculation procedure was considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was $3.37 to US$1. Therefore, pursuant to the terms of the Decree, the difference between $1.4 and $3.37 was deducted entirely for income tax purposes in fiscal year 2002. However, the Company and its tax advisors had interpreted the Decree to require the entire amount ($3.37 minus $1) to be deducted for income tax purposes at a rate of 20% per year commencing in fiscal year 2002 through fiscal year 2006.

The Company provides a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on a number of factors, including the Argentine Government’s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Company anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a portion of its deferred tax assets that, as of December 31, 2006, a valuation allowance for an amount of $195 has been provided for Telecom Argentina’s related deferred tax assets. In addition, a valuation allowance for an amount of $2 has been provided for Publicom’s specific tax loss carryforwards.

11. Commitments and contingencies

(a) Purchase commitments

The Company has entered into various purchase commitments amounting in the aggregate to approximately $442 as of December 31, 2006, primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11. Commitments and contingencies (continued)

(b) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, the Company contributed $1.5 at the inception of the Fund. In addition, management announced that it is the Company’s intention to promote agreements with local suppliers which would facilitate their access to financing.

(c) Contingencies

The Company is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of its business. In order to determine the proper level of reserves relating to these contingencies, the management of the Company, based on the opinion of its internal and external legal counsels, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual case. The determination of the required reserves may change in the future due to new developments or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2006, the Company has established reserves in an aggregate amount of $328 to cover potential losses under these claims and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2006, these restricted funds totaled $44. The Company has classified these balances to other receivables on the Company’s balance sheet.

In the last fiscal years, a series of changes in legal interpretations of precedents (among others, in tax matters) has affected the Company’s positions. By means of this, in December 2003, the AFIP (the Argentine Federal Tax Authority) assessed additional income taxes for the 1997 tax year on certain deductions for uncollectible credits.

In August 2005, Telecom Argentina appealed the claim. During 2006, Telecom Argentina paid $10.8 in principal and $8.3 in interest (that were recorded as a provision during fiscal year 2005). In case the position is sustained in Telecom Argentina’s favor, there will be a contingent receivable against the National Government amounting to $37.3 which estimates it would recover through government bonds. Under Argentine GAAP, as of the date of issuance of these consolidated financial statements, the above referenced payment does not meet the criteria to be recognized as a tax credit.

The AFIP has also assessed additional income tax claims for the 1998, 1999 and 2000 tax years. As of the date of these financial statements, Telecom Argentina appealed these sentences issued by the National Fiscal Court. Telecom Argentina together with its legal counsel believes it has meritorious legal defenses in case of any potential unfavorable judgment.

In addition, the Company is subject to other claims and legal actions that have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Company’s management, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Company’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these actions.

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not the Company, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11. Commitments and contingencies (continued)

ENTel and the Argentine Government have agreed to indemnify and hold the Company harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Company for these claims through the issuance of treasury bonds. As of December 31, 2006, total claims in these labor lawsuits amounted to $11.

Tax matters

In December 2000, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes for the fiscal years 1993 through 1999 based on Telecom Argentina’s criteria for calculating depreciation of its fiber optic network. In May 2005, Telecom Argentina was notified of the National Fiscal Court’s unfavorable resolution which ratified the AFIP tax assessment relating to additional taxes and interest, although it excluded penalties. As of the date of issuance of these consolidated financial statements, Telecom Argentina paid $12.5 in principal and $24.8 in interest and has recorded a charge to income taxes of $12.5 and financial results, net (interest generated by liabilities) of $24.8 in the statement of income.

In the event judicial appeals are sustained in its favor, Telecom Argentina will have a contingent receivable against the National Government amounting to $37.3 which estimates it would recover through government bonds. Under Argentine GAAP, as of the date of issuance of these consolidated financial statements, the above referenced payment does not meet the criteria to be recognized as a tax credit.

Additionally, in December 2001, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes based on the amortization period utilized by Telecom Argentina to depreciate its optic fiber network in Telintar’s submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the second paragraph above, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income.

As of the date of these financial statements, Telecom Argentina appealed these sentences issued by the National Fiscal Court. Telecom Argentina together with its legal counsel believes it has meritorious legal defenses to these unfavorable judgments.

In spite of the unfavorable judgments, Telecom Argentina believes that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

In December 2006, the AFIP assessed additional income taxes and taxes on minimum presumed income for the 2000 and 2001 tax years claiming that Personal incorrectly deducted certain uncollectible receivables. Subsequent to December 31, 2006, Personal appealed this assessment with the National Tax Court. The AFIP´s claim is contrary to some jurisprudential precedents, especially to other sentences issued by the Circuit of the National Tax Court where this matter is being treated. Consequently, Personal and its legal counsel believe they have meritorious legal defenses in case of any potential unfavorable judgment.

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina, together with Telefonica de Argentina, Telintar and the Argentine Government were named as defendants in a lawsuit filed in Argentine federal courts by a consumer activist group. The complaints in this lawsuit contend that consumers have been injured because of the application of unjustified tariffs for the provision of fixed line services. Plaintiffs are seeking damages, an injunction against the reduction of tariffs, disgorgement of all monies that the defendants have earned through the charge of the alledged abusive tariffs and a cap of 16% on the Company´s annual rate of return on its fixed assets. The court has rejected some of the claims but agreed to a stay of the others pending the outcome of the appeal.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11. Commitments and contingencies (continued)

In October 2001, the court awarded the plaintiffs an injunction enjoining the indexing of tariffs by the U.S. C.P.I. as permitted by the Transfer Agreement pending a final resolution in the case. Telecom Argentina vigorously appealed this decision. Hearings on the case are currently in process. Telecom Argentina believes the claims have no merit. Telecom Argentina cannot predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction against the revocation of licenses granted to telecommunication service providers and finalization of the exclusivity period. This case is at a preliminary stage, but Telecom Argentina does not believe it has merit and intends to contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal court alleging the unconstitutionality of certain resolutions issued by the SC. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is at a preliminary stage, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of the case, or reasonably estimate a range of possible loss given the current status of the litigation.

Profit sharing bonds

Different legal actions were brought by former employees of the Company against the National Government and the Company requesting that Decree No. 395/92 – which expressly exempts the Company from issuing the profit sharing bonds provided in Law No. 23.696 – be stricken down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds failed to have been issued.

Although most of such actions are still pending, in such actions in which judgment has already been rendered, the Trial Court Judges hearing the matter resolved to dismiss the actions brought – relying upon the criterion upheld by the relevant Prosecutors in each case – pointing that such rule was valid and constitutional.

In turn, and after the plaintiffs appealed such decisions, the different Courts of Appeal hearing the matters passed judgments following different and contradictory criteria. While a Division confirmed the decisions of the relevant ad quo, another Division struck the aforementioned Decree unconstitutional.

Whenever the decision failed to match their position, both parties – and in the case of defendant, both the National Government and Telecom and, in the latter’s case, notwithstanding any other potential actions – have filed extraordinary appeals whereby the matter will be finally resolved by the Argentine Supreme Court of Justice.

Management of the Company believes that none of the matters discussed above will have a material adverse effect on the Company’s results of operations, liquidity or financial condition.

12. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, the Company conducts its business through seven legal entities which represent seven operating segments. Under Argentine GAAP, these operating segments have been aggregated into reportable segments according to the nature of the products and services provided. The Company manages its segments to the net income (loss) level of reporting.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Segment information (continued)

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina
Telecom Argentina USA
Micro Sistemas (i)
Wireless	Personal
Nucleo
Directories publishing	Publicom

(i)	Dormant entity at December 31, 2006.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the years ended December 31, 2006, 2005 and 2004, more than 95% of the Company’s revenues were from services provided within Argentina. More than 95% of the Company’s fixed assets are in Argentina. Segment financial information was as follows:

For the year ended December 31, 2006

❑	Income statement information

	Voice, data and Internet (a)	Wireless			Directories publishing	Total
		Personal	Nucleo	Subtotal
Services	3,053	3,428	347	3,775	65	6,893
Handsets	—	536	8	544	—	544

Net sales	3,053	3,964	355	4,319	65	7,437
Salaries and social security	(663)	(146)	(20)	(166)	(11)	(840)
Taxes	(175)	(355)	(9)	(364)	(1)	(540)
Maintenance, materials and supplies	(253)	(79)	(13)	(92)	(22)	(367)
Bad debt expense	(16)	(46)	(1)	(47)	(1)	(64)
Interconnection costs	(159)	—	—	—	—	(159)
Cost of international outbound calls	(111)	—	—	—	—	(111)
Lease of circuits	(30)	(12)	(14)	(26)	—	(56)
Fees for services	(107)	(131)	(11)	(142)	(1)	(250)
Advertising	(70)	(137)	(18)	(155)	(3)	(228)
Agent commissions and distribution of prepaid cards commissions	(21)	(476)	(51)	(527)	—	(548)
Other commissions	(42)	(71)	(5)	(76)	(3)	(121)
Cost of wireless handsets	—	(963)	(10)	(973)	—	(973)
Roaming	—	(135)	(2)	(137)	—	(137)
Charges for TLRD	—	(410)	(35)	(445)	—	(445)
Others	(144)	(130)	(16)	(146)	(4)	(294)

Operating income before depreciation and amortization	1,262	873	150	1,023	19	2,304
Depreciation of fixed assets	(924)	(366)	(52)	(418)	—	(1,342)
Amortization of intangible assets	(11)	(17)	(21)	(38)	(1)	(50)

Operating income	327	490	77	567	18	912
Equity gain from related companies	(1)	6	—	6	—	5
Financial results, net	(375)	(122)	13	(109)	2	(482)
Other expenses, net	(137)	(48)	1	(47)	(2)	(186)

Net (loss) income before income tax and minority interest	(186)	326	91	417	18	249
Income tax, net	33	(4)	(7)	(11)	(5)	17
Minority interest	—	—	(22)	(22)	—	(22)

Net (loss) income	(153)	322	62	384	13	244

(a)	Includes net sales of $29, operating income before depreciation of $15, operating profit of $14 and net income of $14 corresponding to Telecom Argentina USA.

❑	Balance sheet information

Fixed assets, net	4,060	1,458	243	1,701	2	5,763
Intangible assets, net	147	622	12	634	2	783
Capital expenditures (without ARO and debt issue costs)	592	557	76	633	1	1,226
Depreciation of fixed assets	(924)	(366)	(52)	(418)	—	(1,342)
Amortization of intangible assets	(16)	(22)	(21)	(43)	(1)	(60)
Net financial debt	(2,324)	(1,026)	(2)	(1,028)	1	(3,351)

❑	Cash flow information

Cash flows provided by (used in) operating activities	1,647	647	107	754	(1)	2,400

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(435)	(379)	(52)	(431)	—	(866)
Decrease in investments not considered as cash and cash equivalents and other	62	—	—	—	—	62

Total cash flows used in investing activities	(373)	(379)	(52)	(431)	—	(804)

Cash flows from financing activities:
Debt proceeds	—	—	36	36	—	36
Payment of debt	(982)	(73)	(56)	(129)	—	(1,111)
Payment of interest and debt-related expenses	(326)	(128)	(3)	(131)	—	(457)
Payment of capital reimbursement of Nucleo	—	—	(4)	(4)	—	(4)

Total cash flows used in financing activities	(1,308)	(201)	(27)	(228)	—	(1,536)

(Decrease) increase in cash and cash equivalents	(34)	67	28	95	(1)	60
Cash and cash equivalents at the beginning of the year	443	154	3	157	2	602

Cash and cash equivalents at the end of the year	409	221	31	252	1	662

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Segment information (continued)

For the year ended December 31, 2005

❑	Income statement information

	Voice, data and Internet	Wireless			Directories
	(a)	Personal	Nucleo	Subtotal	publishing	Total
Services	2,871	2,254	211	2,465	50	5,386
Handsets	—	322	10	332	—	332

Net sales	2,871	2,576	221	2,797	50	5,718
Salaries and social security	(558)	(99)	(14)	(113)	(14)	(685)
Taxes	(165)	(223)	(6)	(229)	(1)	(395)
Maintenance, materials and supplies	(207)	(73)	(10)	(83)	(19)	(309)
Bad debt expense	(5)	(22)	(1)	(23)	(1)	(29)
Interconnection costs	(144)	—	—	—	—	(144)
Cost of international outbound calls	(94)	—	—	—	—	(94)
Lease of circuits	(30)	(11)	(7)	(18)	—	(48)
Fees for services	(79)	(74)	(5)	(79)	—	(158)
Advertising	(41)	(100)	(9)	(109)	(2)	(152)
Agent commissions and distribution of prepaid cards commissions	(17)	(343)	(26)	(369)	—	(386)
Other commissions	(39)	(40)	(1)	(41)	(2)	(82)
Cost of wireless handsets	—	(602)	(11)	(613)	—	(613)
Roaming	—	(114)	(1)	(115)	—	(115)
Charges for TLRD	—	(251)	(20)	(271)	—	(271)
Others	(119)	(94)	(19)	(113)	(3)	(235)

Operating income before depreciation and amortization	1,373	530	91	621	8	2,002
Depreciation of fixed assets	(1,075)	(337)	(41)	(378)	(1)	(1,454)
Amortization of intangible assets	(9)	(20)	(15)	(35)	—	(44)

Operating income	289	173	35	208	7	504
Equity gain from related companies	7	—	—	—	—	7
Financial results, net	(117)	(190)	(1)	(191)	2	(306)
Other expenses, net	(111)	(52)	1	(51)	(3)	(165)
Gain on debt restructuring	1,424	—	—	—	—	1,424

Net income (loss) before income tax and minority interest	1,492	(69)	35	(34)	6	1,464
Income tax, net	(219)	104	(4)	100	(3)	(122)
Minority interest	—	—	(8)	(8)	—	(8)

Net income	1,273	35	23	58	3	1,334

(a)	Includes net sales of $29, operating income before depreciation of $14, operating profit of $13 and net income of $13 corresponding to Telecom Argentina USA. Additionally, includes a net loss of $1 corresponding to Micro Sistemas.

❑	Balance sheet information

Fixed assets, net	4,513	1,278	167	1,445	1	5,959
Intangible assets, net	91	644	26	670	3	764
Capital expenditures (without ARO and debt issue costs)	320	266	42	308	—	628
Depreciation of fixed assets	(1,075)	(337)	(41)	(378)	(1)	(1,454)
Amortization of intangible assets	(12)	(21)	(15)	(36)	—	(48)
Net financial debt	(3,062)	(1,163)	(36)	(1,199)	2	(4,259)

❑	Cash flow information

Cash flows provided by operating activities	1,458	391	116	507	2	1,967

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(296)	(264)	(20)	(284)	(1)	(581)
Decrease in investments not considered as cash and cash equivalents	668	—	—	—	—	668

Total cash flows provided by (used in) investing activities	372	(264)	(20)	(284)	(1)	87

Cash flows from financing activities:
Debt proceeds	—	1,236	—	1,236	—	1,236
Payment of debt	(3,432)	(1,165)	(87)	(1,252)	—	(4,684)
Payment of interest and debt-related expenses	(805)	(132)	(7)	(139)	—	(944)

Total cash flows used in financing activities	(4,237)	(61)	(94)	(155)	—	(4,392)

(Decrease) increase in cash and cash equivalents	(2,407)	66	2	68	1	(2,338)
Cash and cash equivalents at the beginning of the year	2,850	88	1	89	1	2,940

Cash and cash equivalents at the end of the year	443	154	3	157	2	602

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Segment information (continued)

For the year ended December 31, 2004

❑	Income statement information

	Voice, data and Internet	Wireless			Directories
	(a)	Personal	Nucleo	Subtotal	publishing	Total
Services	2,718	1,431	166	1,597	43	4,358
Handsets	—	135	1	136	—	136

Net sales	2,718	1,566	167	1,733	43	4,494
Salaries and social security	(491)	(80)	(10)	(90)	(12)	(593)
Taxes	(148)	(144)	(8)	(152)	(1)	(301)
Maintenance, materials and supplies	(184)	(28)	(6)	(34)	(15)	(233)
Bad debt expense	8	(11)	(1)	(12)	(1)	(5)
Interconnection costs	(135)	—	—	—	—	(135)
Cost of international outbound calls	(82)	—	—	—	—	(82)
Lease of circuits	(34)	(8)	(4)	(12)	—	(46)
Fees for services	(81)	(18)	(2)	(20)	(1)	(102)
Advertising	(27)	(57)	(7)	(64)	(2)	(93)
Agent commissions and distribution of prepaid cards commissions	(18)	(139)	(20)	(159)	—	(177)
Other commissions	(36)	(23)	(2)	(25)	—	(61)
Cost of wireless handsets	—	(233)	(4)	(237)	—	(237)
Roaming	—	(65)	—	(65)	—	(65)
Charges for TLRD	—	(124)	(13)	(137)	—	(137)
Others	(109)	(58)	(13)	(71)	(1)	(181)

Operating income before depreciation and amortization	1,381	578	77	655	10	2,046
Depreciation of fixed assets	(1,233)	(281)	(35)	(316)	(3)	(1,552)
Amortization of intangible assets	(48)	(28)	(17)	(45)	(1)	(94)

Operating income	100	269	25	294	6	400
Equity loss from related companies	—	—	—	—	(2)	(2)
Financial results, net	(989)	(166)	(18)	(184)	1	(1,172)
Other expenses, net	(68)	(11)	1	(10)	—	(78)
Gain (loss) on debt restructuring	(21)	223	7	230	—	209

Net (loss) income before income tax and minority interest	(978)	315	15	330	5	(643)
Income tax, net	—	(6)	(18)	(24)	(2)	(26)
Minority interest	—	—	3	3	—	3

Net (loss) income	(978)	309	—	309	3	(666)

(a)	Includes net sales of $38, operating income before depreciation of $14, operating profit of $13 and net income of $13 corresponding to Telecom Argentina USA.

❑	Balance sheet information

Fixed assets, net	5,387	1,352	155	1,507	1	6,895
Intangible assets, net	84	648	38	686	3	773
Capital expenditures (without ARO)	254	232	35	267	—	521
Depreciation of fixed assets	(1,233)	(281)	(35)	(316)	(3)	(1,552)
Amortization of intangible assets	(50)	(29)	(19)	(48)	(1)	(99)
Net financial debt	(5,842)	(1,044)	(106)	(1,150)	1	(6,991)

❑	Cash flow information

Cash flows provided by (used in) operating activities	1,754	366	81	447	(1)	2,200

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(208)	(233)	(32)	(265)	—	(473)
(Increase) decrease in investments not considered as cash and cash equivalents	(465)	69	18	87	—	(378)

Total cash flows used in investing activities	(673)	(164)	(14)	(178)	—	(851)

Cash flows from financing activities:
Payment of debt	—	(381)	(90)	(471)	—	(471)
Payment of interest and debt-related expenses	(17)	(116)	(21)	(137)	—	(154)

Total cash flows used in financing activities	(17)	(497)	(111)	(608)	—	(625)

Increase (decrease) in cash and cash equivalents	1,064	(295)	(44)	(339)	(1)	724
Cash and cash equivalents at the beginning of the year	1,786	383	45	428	2	2,216

Cash and cash equivalents at the end of the year	2,850	88	1	89	1	2,940

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13. Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as information supplementary to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of December 31, 2006	As of December 31, 2005
ASSETS
Current Assets
Cash and banks	$12	$38
Investments	472	520
Accounts receivable, net	379	349
Other receivables, net	41	34
Other assets, net	15	2

Total current assets	919	943

Non-Current Assets
Other receivables, net	284	169
Investments (i)	872	829
Fixed assets, net	4,044	4,510
Intangible assets, net	147	91
Other assets, net	10	21

Total non-current assets	5,357	5,620

TOTAL ASSETS	$6,276	$6,563

LIABILITIES
Current Liabilities
Accounts payable	$543	$399
Debt	1,015	819
Salaries and social security payable	109	92
Taxes payable	48	72
Other liabilities	33	29
Contingencies	78	54

Total current liabilities	1,826	1,465

Non-Current Liabilities
Debt	1,879	2,802
Salaries and social security payable	32	30
Taxes payable	161	194
Other liabilities	85	64
Contingencies	164	141

Total non-current liabilities	2,321	3,231

TOTAL LIABILITIES	$4,147	$4,696

SHAREHOLDERS’ EQUITY	$2,129	$1,867

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,276	$6,563

(i)	Includes $871 and $827 as of December 31, 2006 and 2005, respectively, corresponding to Telecom Argentina’s equity interests in its consolidated subsidiaries. As of December 31, 2006, includes $844, $25 and $2, corresponding to Personal, Publicom and Telecom Argentina USA, respectively. As of December 31, 2005, includes $793 and $34, corresponding to Personal and Publicom, respectively.

Statements of income:

	Years ended December 31,
	2006	2005	2004
Net sales	$3,404	$3,113	$2,876
Cost of services	(1,943)	(1,897)	(1,918)

Gross profit	1,461	1,216	958
General and administrative expenses	(162)	(150)	(139)
Selling expenses	(635)	(539)	(558)

Operating income	664	527	261
Equity gain (loss) from long—term investments (i)	43	(196)	173
Financial results, net	(376)	(97)	(1,016)
Other expenses, net	(120)	(105)	(63)
Gain on debt restructuring	—	1,424	(21)

Net income (loss) before income tax	211	1,553	(666)
Income tax expense, net	33	(219)	—

Net income (loss)	$244	$1,334	$(666)

(i)	The equity gain (loss) from long-term investments includes:

	Years ended December 31,
	2006	2005	2004
Publicom	$9	$4	$3
Personal	33	(205)	170
Telecom Argentina USA	2	(1)	—
2003 Telecommunications Fund	(1)	—	—
Micro Sistemas	—	(1)	—
Gain on sale of equity interest in Intelsat Ltd	—	7	—

Total	$43	$(196)	$173

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13. Unconsolidated information (continued)

Condensed statements of cash flows:

	Years ended December 31,
	2006	2005	2004
Cash flows provided by operating activities	$1,647	$1,445	$1,756
Cash flows from investing activities
Acquisition of fixed and intangible assets	(435)	(294)	(206)
Decrease (increase) in investments not considered as cash and cash equivalents and other concepts	62	751	(465)

Total cash flows provided by (used in) investing activities	(373)	457	(671)

Cash flows from financing activities
Payment of debt	(982)	(3,432)	—
Payment of interest and debt-related expenses	(326)	(805)	(17)

Total cash flows used in investing activities	(1,308)	(4,237)	(17)

(Decrease) increase in cash and cash equivalents	(34)	(2,335)	1,068
Cash and cash equivalents at the beginning of year	518	2,853	1,785

Cash and cash equivalents at year-end	$484	$518	$2,853

14. Differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements are prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

I. Differences in measurement methods

Inflation accounting

As indicated in Note 3.c., in March 2003, the Argentine Government issued a decree prohibiting companies from restating financial statements for the effects of inflation and instructing the CNV to issue applicable regulations to ensure that no price-level restated financial statements are accepted. In April 2003, the CNV issued a resolution discontinuing inflation accounting as of March 1, 2003. As a result, the Company’s consolidated financial statements include the effects of inflation until February 28, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represents a departure from Argentine GAAP.

Under US GAAP, financial statements are prepared on a historical cost basis. However, the following reconciliation does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation, because, as permitted by the SEC, it represents a comprehensive measure of the effects of price-level changes in the Argentine economy, and as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Argentine GAAP and US GAAP.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Years ended December 31,
	2006	2005	2004
Reconciliation of net income (loss):
Total net income (loss) under Argentine GAAP	$244	$1,334	$(666)
US GAAP adjustments:
Foreign currency translation (a)	(17)	(10)	9
Reversal of capitalization of foreign currency exchange differences (b.1)	—	29	6
Depreciation of foreign currency exchange differences (b.2)	104	100	117
Debt Restructurings (c)	418	(1,230)	(235)
Extinguishment of Personal’s and Nucleo’s restructured debts (d)	7	165	—
Personal Pre-APE Debt Restructurings (e)	—	—	20
Other adjustments (f)	(2)	(5)	(6)
Tax effects on US GAAP adjustments (g.1)	(185)	328	34
Valuation allowance (g.2)	—	424	(60)
Minority interest (h)	3	3	(1)

Net income (loss) under US GAAP	$572	$1,138	$(782)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Differences between Argentine GAAP and US GAAP (continued)

	As of December 31,
	2006	2005	2004
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	$2,129	$1,867	$526
US GAAP adjustments:
Foreign currency translation (a)	(49)	(7)	11
Capitalization of foreign currency exchange differences (b.1)	(784)	(784)	(813)
Accumulated depreciation of foreign currency exchange differences (b.2)	574	470	370
Debt Restructurings (c)	(875)	(1,300)	(235)
Other adjustments (f)	(6)	3	1
Tax effects on US GAAP adjustments (g.1)	382	565	239
Valuation allowance (g.2)	—	—	(424)
Minority interest (h)	16	5	(1)

Shareholders’ equity (deficit) under US GAAP	$1,387	$819	$(326)

	Years ended December 31,
	2006	2005	2004
Description of changes in shareholders’ equity under US GAAP:
Shareholders’ equity (deficit) as of the beginning of the year	$819	$(326)	$456
Other comprehensive (loss) income	(4)	7	—
Net income (loss) under US GAAP	572	1,138	(782)

Shareholders’ equity (deficit) as of the end of the year	$1,387	$819	$(326)

a) Foreign currency translation

As indicated in Note 4.a., under Argentine GAAP, the financial statements of the Company’s foreign subsidiaries are translated using year-end exchange rates for assets, liabilities and results of operations. Translation adjustments are accumulated and reported as a separate component of shareholders’ equity.

Under US GAAP, the financial statements of the Company’s foreign subsidiaries are translated into Argentine pesos following the guidelines established in Statement of Financial Accounting Standards (“SFAS”) No.52, “Foreign Currency Translation” (“SFAS No.52”). Under SFAS No.52, in the case of foreign subsidiaries whose local currency is not the functional currency, the monetary/non-monetary method of translation has been used to remeasure assets and liabilities to the functional currency prior to translation. This method involves the translation of monetary assets and liabilities at the exchange rate in effect at the end of each year, and the non-monetary assets and liabilities and equity at historical exchange rates (i.e., the exchange rates in effect when the transactions occur). Average exchange rates have been applied for the translation of the accounts that make up the results of the years, except for those charges related to non-monetary assets and liabilities, which have been translated using historical exchange rates. Translation adjustments are included in the statement of income. Once the assets and liabilities have been remeasured to the functional currency, the year-end current rate has been used to translate them to the reporting currency, the Argentine Peso for the Company. In this case, translation adjustments are recorded as a separate component of shareholders’ equity.

b) Capitalization of foreign currency exchange differences

b.1) Under Argentine GAAP, foreign currency exchange differences (gains or losses) generated on or after January 6, 2002 through July 28, 2003, in connection with foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements were met. Under US GAAP, foreign currency exchange differences cannot be capitalized, and were expensed as incurred. Therefore, such capitalization and its reversal were reversed.

b.2) This adjustment represents the effect on accumulated depreciation and the depreciation for the years ended December 31, 2006, 2005 and 2004, of the adjustment described in b.1 above.

c) Debt Restructurings

As discussed in Note 8.2., Telecom Argentina completed the restructuring of its outstanding indebtedness in August 2005. In November 2004 Personal and Personal’s subsidiary, Nucleo, completed the restructuring of their respective outstanding indebtedness (see “Gain on debt Restructuring” on the Consolidated Statement of Income and Note 5.w). The restructurings of Telecom Argentina, Personal and Nucleo’s (referred hereinafter to as the “entities”) outstanding indebtedness are collectively referred hereinafter to as the “Debt Restructurings”. The Debt Restructurings involved (i) the full settlement of certain outstanding loans of the entities and (ii) the combination of a partial debt settlement and a refinancing of the remaining outstanding loans of the entities with modified terms. In connection with (ii), the entities issued new debt instruments.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Differences between Argentine GAAP and US GAAP (continued)

Under Argentine GAAP, the new debt instruments issued by the entities were recorded at estimated net present value at each restructuring date. The new debt instruments are subsequently accreted to their respective face value using the interest method. Loss on accretion is recorded in the statement of income. For the years ended December 31, 2006, 2005 and 2004, the Company recorded a $131, $116 and $1 loss on accretion, respectively.

As a result of the extinguishment of Personal’s and Nucleo’s restructured debts detailed in d) below, the only valuation difference arising from debt restructurings as of December 31, 2006 is that related to Telecom Argentina.

Under US GAAP, the entities performed an analysis under both SFAS No.15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” and EITF 02-04, “Debtors Accounting for a Modification or an Exchange of Debt Instruments in accordance with SFAS 15”, to assess whether the Debt Restructurings represented troubled debt restructurings. Following the EITF 02-04 guidance, the entities concluded that the Debt Restructurings were in fact troubled debt restructurings since (i) the entities were in financial difficulties and (ii) creditors had granted them a concession. The concessions resulted primarily from the partial discount on principal and accrued interest, extension of maturity and full forgiveness of penalty interest. Accordingly, under US GAAP, the Debt Restructurings were accounted for as (i) a full settlement of certain outstanding loans with cash and (ii) a combination of a partial debt settlement and a continuation of debt with modified terms.

For those outstanding loans which were fully settled, there was no difference in measurement basis between Argentine GAAP and US GAAP. Under both Argentine GAAP and US GAAP a gain of $19 and $9 on debt restructuring related to Telecom Argentina and Personal debt restructuring, respectively, was measured by the excess of the carrying amount of the payables over the cash surrendered.

For those outstanding loans which were restructured by a partial cash settlement and the issuance of new debt instruments with modified terms, SFAS No.15 required an assessment of the total future cash payments specified by the new terms of the debt, including principal, and interest (and contingent payment, if applicable) on a payable-by-payable basis. Under SFAS No.15, no gain on restructuring is recognized unless the remaining carrying amount of the debt exceeds the total future cash payments specified by the new terms.

Accordingly, for those restructured loans where their carrying value did not exceed the total future mandatory cash payments specified by the terms of the new instruments, no gain was recognized under US GAAP as of the date of the Debt Restructurings. The carrying values of the loans are being reduced as payments are made. Interest expense is computed as the discount rate that equated the present value of the future cash payments specified by the new debt with the carrying amount of the original loans.

On the other hand, for those restructured loans where their total future mandatory cash payments specified by the new terms were less than the respective carrying amounts, then the carrying amounts were reduced to an amount equal to the total future mandatory cash payments specified by the new terms, and a gain was recognized under US GAAP equal to the amount of the reduction. In the case of Telecom Argentina and Personal debt restructuring, such gain under US GAAP amounted to $91 and $7, respectively. Thereafter, all cash payments under the new terms are accounted for as reductions of the carrying amount of the payables and no interest expense is recognized.

When any principal prepayments are made, the Company estimates the total new future mandatory cash payments and consequently records a gain under US GAAP as a result of the reduction of the estimated future cash payments at the time of prepayment.

In summary, the US GAAP reconciling item of net income (loss) reflects the (a) reversal of the loss on accretion recognized under Argentine GAAP, (b) reversal of a portion of gain on restructuring recognized under Argentine GAAP for those outstanding loans restructured by a partial cash settlement and the issuance of new debt instruments with modified terms, (c) reversal of interest expense of new debt instruments computed under Argentine GAAP, (d) gain arising from principal prepayments and (e) computation of the interest expense under US GAAP as described above.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Differences between Argentine GAAP and US GAAP (continued)

The US GAAP reconciling item for the Debt Restructurings is comprised as follows:

Included in the reconciliation of net income (loss):

	Years ended December 31,
	2006	2005	2004
Reversal of loss on accretion recognized under Argentine GAAP (a)	$131	$116	$1
Reversal of a portion of gain on restructuring recognized under Argentine GAAP (b)	—	(1,393)	(239)
Reversal of interest expense computed under Argentine GAAP (c)	226	200	12
Gain on principal prepayments in April and October 2006 under US GAAP (d)	179	—	—
Computation of interest expense under US GAAP (e)	(118)	(153)	(9)

Total US GAAP reconciling item for Debt Restructurings	$418	$(1,230)	$(235)

Included in the reconciliation of shareholders´ equity:

	As of December 31,
	2006	2005		2004
Debt valuation differences between Argentine GAAP and US GAAP	Telecom Argentina	Telecom Argentina	Nucleo	Personal	Nucleo
Total debt under Argentine GAAP (a)	$2,894	$3,621	$38	$1,115	$120
Reversal of gain on discount on principal and interest under Argentine GAAP	1,151	1,151	11	203	11
Gain on the fully settled debt under US GAAP at restructuring date	(19)	(19)	—	(9)	—
Gain for restructured debts that their future cash payments are less then their carrying amount under US GAAP	(91)	(91)	—	(7)	—
Discounting of debt amount at year-end	146	277	—	40	—
Gain on principal prepayments in April and October 2006 under US GAAP	(179)	—	—	—	—
Difference between Argentine GAAP and US GAAP on the computed interest	(133)	(25)	(4)	(2)	(1)

Total debt under US GAAP (b)	$3,769	$4,914	$45	$1,340	$130

	As of December 31,
Breakdown by entity	2006	2005	2004
Telecom Argentina (b) – (a)	$875	$1,293	$—
Personal (b) – (a)	—	—	225
Nucleo (b) – (a)	—	7	10

Total US GAAP reconciling item for Debt Restructurings	$875	$1,300	$235

d) Extinguishment of Personal’s and Nucleo’s restructured debts

As discussed in Note 8.3., in December 2005, Personal issued new Notes and bank loans, the net proceeds of which were used, together with available cash, to fully settle all amounts of principal and interest outstanding under Series A and Series B loans, which had been issued in November 2004 pursuant to Personal’s debt restructuring (“Personal’s restructured debts”).

Additionally, as discussed in Note 8.3., in the first quarter of 2006, Nucleo issued new debt which, together with available cash, was used to settle the outstanding bank loans which had been restructured in November 2004.

As Personal’s and Nucleo’s restructured debts were fully settled, under both Argentine GAAP and US GAAP, the Company derecognized such debts and recorded, under US GAAP, a result on extinguishment of liabilities which was measured by the difference between the carrying amount of the debts and the cash surrendered.

As discussed in c) above, Personal’s and Nucleo’s restructured debts had been accounted for under SFAS No.15 and EITF 02-04 under US GAAP. Accordingly, under US GAAP, the carrying amount of Personal’s and Nucleo’s restructured debts as of the date of extinguishment differed from such amount under Argentine GAAP. This difference between the US GAAP carrying amount basis of Personal’s and Nucleo’s restructured debt and the Argentine GAAP basis gave rise to a different gain on debt extinguishment. The reconciling item of net income (loss) for the years ended December 31, 2006 and 2005 represents such different gain on Nucleo’s and Personal’s debt extinguishment, respectively.

e) Personal Pre-APE Debt Restructurings

During the year ended December 31, 2004, Personal received notices of acceleration for the restructured debt in December 2002. Accordingly, Personal recorded a loss of $20 under Argentine GAAP to carry such debt at fair value. Since no gain had been originally recorded under US GAAP and the old debt had not been derecognized, the US GAAP adjustment reflects the reversal of the loss recorded under Argentine GAAP.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Differences between Argentine GAAP and US GAAP (continued)

f) Other adjustments

The Company has aggregated under this caption certain reconciling items which management believes are not significant to the Company’s financial position and results of operations. The US GAAP reconciling items included under “other adjustments” were as follows for all years presented:

Included in the reconciliation of net income (loss):

	Years ended December 31,
	2006	2005	2004
Present-value accounting	$(6)	$2	$(8)
Accounting for investments in debt securities	7	(7)	—
Cost related to certain amendments of restructured debt terms	(2)	—	—
Fixed assets held for sale	(1)	—	—
Equity gain on related companies	—	—	2

Total other adjustments (f)	$(2)	$(5)	$(6)

Included in the reconciliation of shareholders´ equity:

	As of December 31,
	2006	2005	2004
Present-value accounting	$(3)	$3	$1
Cost related to certain amendments of restructured debt terms	(2)	—	—
Fixed assets held for sale	(1)	—	—

Total other adjustments (f)	$(6)	$3	$1

•	Present-value accounting

As indicated in Notes 4.f. and 4.g., under Argentine GAAP, certain monetary assets and liabilities are measured based on the calculation of their discounted value. Under US GAAP, discounting of these assets and liabilities is precluded.

•	Accounting for investments in debt securities

Under Argentine GAAP, certain investments in debt securities were recorded at fair value with unrealized gain of $7, recognized in the statement of income for the year ended December 31, 2005. Under US GAAP, these investments were classified as available-for-sale and unrealized gain was excluded from earnings and reported as a separate component of shareholders equity until sale or disposal.

In the first quarter of 2006, the Company sold these investments. Therefore, the Company recognized the gain in the statement of income for US GAAP purposes during the year 2006.

•	Costs related to certain amendments of restructured debt terms

As discussed in Note 8.2., in the first quarter of 2006, Telecom Argentina agreed with certain financial creditors to amend its restructured debt terms to modify certain covenants.

Under Argentine GAAP, costs related to such amendment are deferred and amortized under the interest method over the remaining life of the related debt.

However, under US GAAP, the Company followed the guidance in EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” which provides more specific rules to address how to account for costs related to the modification of debt terms. Under EITF 96-19, while the fees to be paid by the debtor to the creditor as part of the modification are to be amortized as an adjustment of interest expense over the remaining term of the modified debt instrument, the costs to be paid to third parties directly related to the modification (such as legal fees) are expensed as incurred. Therefore, the costs incurred during the period with third parties have to be recognized as expenses.

•	Fixed assets held for sale

Under Argentine GAAP, the Company classified certain fixed assets as held for sale which are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category and ceased depreciating them, as from September 30, 2005. However, under US GAAP, a long-lived asset to be sold is classified as held for sale only if all of the conditions in paragraph 30 of SFAS No.144 are met. As some of these conditions are not met under US GAAP, these assets have to be classified as held and used and depreciated. The US GAAP adjustment for the year ended December 31, 2006 represents the depreciation of such assets. The depreciation of these assets for the fourth quarter of 2005 is less than $1.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Differences between Argentine GAAP and US GAAP (continued)

•	Gain (loss) on equity investees

As of December 31, 2004, the Company held a 5.75% ownership interest in Nahuelsat, which was subsequently sold during the year 2005. Under Argentine GAAP, the Company recorded this investment at the lower of cost or net realizable value.

For US GAAP purposes, the Company accounts for investments in non-marketable equity securities in accordance with Accounting Principles Board Opinion No. 18 (“APB 18”) and related interpretations. Under APB 18, investments in less than 20% of the capital stock are generally carried at cost. Under the cost method, investments are recorded and reported at original cost until they are partially or entirely disposed of or the original cost value has been impaired. Subsequent write-ups are prohibited under US GAAP.

As of December 31, 2002, the investment in Nahuelsat was written down to zero since its original cost was deemed to be permanently impaired. The cost basis of this investment was zero for both Argentine GAAP and US GAAP for the year ended December 31, 2002.

During the year 2003, the investment in Nahuelsat was written up for Argentine GAAP purposes. Subsequently, during the year 2004, the Company recorded a new write-down of the investment of $2 for Argentine GAAP purposes. For US GAAP purposes, for the reasons described above, such write-up and down were reversed.

•	Inventories

Under Argentine GAAP, inventories are stated at replacement cost. Under US GAAP, inventories are stated at the lower of cost or market. This effect is not shown on the summary table above, because this US GAAP adjustment is less than $1 for all years presented.

g) Income taxes

g.1) Tax effects on US GAAP adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

g.2) Valuation allowance

The US GAAP reconciling item for the year ended December 31, 2005 reflects the full reversal of the valuation allowance previously provided for under US GAAP.

h) Minority interest

The adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

i) Accounting for stock transferred by the Argentine government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees.

Under US GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123. In accordance with AIN-APB No 25 “Accounting for Stock Issued to Employees—Accounting Interpretations of APB Opinion No 25”, the economic substance of a plan established by the principal stockholders is substantially the same for the company and the employee, whether the plan is adopted by the company or a principal stockholder. Consequently, the company should account for this type of plan when one is established or financed by a principal stockholder unless (1) the relationship between the stockholder and the company’s employee is one which would normally result in generosity, (2) the stockholder has an obligation to the employee which is completely unrelated to the latter’s employment, or (3) the company clearly does not benefit from the transaction. The rationale established in this Interpretation has been applied to other situations in which a principal stockholder undertakes transactions for the benefit of the company. Staff Accounting Bulletin (“SAB”) No. 79 (SAB Topic 5T) requires any transaction undertaken by a company’s principal stockholder for the benefit of the company to be accounted for according to its substance and not its form. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the company’s stock and the exercise price. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Differences between Argentine GAAP and US GAAP (continued)

The Argentine government agreed to establish a Share Ownership Plan, principally for the benefit of the former employees of ENTel transferred to the Company. Under the terms of the plan, employees eligible to participate acquired the shares of the Company previously held by the Government for an amount significantly less than the then market value of the shares as of the Transfer Date. This discount arises because the eligible employees were only required to pay cash for the shares in an amount equivalent to the cash portion of the proceeds received by the Argentine Government from Nortel. The purchase price formula was originally established during the privatization.

Had the Company been required by SEC regulations to include a reconciliation between Argentine GAAP and US GAAP for the fiscal year 1991, it would have included as a reconciling item a charge amounting to $465 in the statement of income. However, this charge represented a reclassification between equity accounts, and consequently, it had no impact on shareholders’ equity determined under US GAAP. The charge was calculated based upon the difference between the estimated total price per share paid by Nortel as of the Transfer Date and the purchase price to be paid by eligible employees.

j) Other Derivatives

As discussed in Notes 8.2. and 8.3., the Company entered into several financing arrangements as part of the Debt Restructurings and the issuance of Personal’s new debt. These financial instruments contain derivative instruments that are “embedded” in the financial instruments, i.e. zero-cost collar and optional redemption and/or mandatory prepayment features. The Company assessed whether the economic characteristics of these embedded derivatives are clearly and closely related to the economic characteristics of the remaining component of the financial instruments (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. Since it was determined that (i) the embedded derivative possesses economic characteristics that are clearly and closely related to the economic characteristics of the host contract, and (ii) a separate instrument with the same terms would not qualify as a derivative instrument, the embedded derivative were not separated from the host contract.

k) Impairment of long-lived assets, except for indefinite-life PCS license

As indicated in Note 4.m., under Argentine GAAP, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Under US GAAP, as a first step, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted and without interest cost, from such an asset, is less than its carrying value. In such case, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.

Based on both Argentine GAAP and US GAAP assessments, there was no impairment identified for long-lived assets.

II. Additional disclosure requirements

a) Disclosure of lease information

Under US GAAP, additional disclosures are required as per SFAS No.13 “Accounting for Leases”, as follows:

Operating leases

In the normal course of business, the Company leases cell sites, switch sites, satellite capacity and circuits under various noncancelable operating leases that expire on various dates through 2016. Rental expense is recognized ratably over the lease terms. Future minimum lease payments as of December 31, 2006, are as follows:

Year ending December 31, 2007	60
Year ending December 31, 2008	15
Year ending December 31, 2009	8
Year ending December 31, 2010	4
Thereafter	3

Total	$90

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Differences between Argentine GAAP and US GAAP (continued)

Rental expense and lease of circuits for the years ended December 31, 2006, 2005 and 2004 are included in Note 15.h.

The Company does not have assets under capital leases for the years ended December 31, 2006, 2005 and 2004.

b) Disclosures about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, SFAS No. 105 requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. SFAS No. 119 requires reporting entities to disclose certain information for derivative financial instruments. SFAS No. 133, supersedes SFAS No. 105 and SFAS No. 119 and amends SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 3.g. for details of concentration of credit risk.

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

Under the Statement, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not necessarily represent the underlying value of the Company. For certain assets and liabilities, the information required under the Statement is supplemental with additional information relevant to an understanding of the fair value.

The methods and assumptions used to estimate the fair values of each class of financial instrument as of December 31, 2006 and 2005 are as follows:

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting of time deposits and mutual funds, to be cash and cash equivalents. The carrying amount reported in the balance sheet approximates fair value.

Government securities

The fair value of government securities is based on quoted market prices for those or similar investments.

	As of December 31,
	2006		2005
	Carrying amount	Fair value	Carrying amount	Fair value
Government securities	—	—	40	40

Accounts receivable, net

Carrying amounts are considered to approximate fair value due to the short term nature of these accounts receivables and no significant changes in interest rates. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Differences between Argentine GAAP and US GAAP (continued)

Accounts payable

The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short term nature of these accounts payables and no significant changes in interest rates.

Debt

The fair value of the Company’s debt as of December 31, 2006 is estimated based on its quoted market prices as described in Note 8. As of December 31, 2006, the fair value of the Company’s debt was $4,267 and the related carrying amount was $4,098 under Argentine GAAP. As of December 31, 2005, the fair value of the Company’s debt was $5,017 and the related carrying amount was $4,901 under Argentine GAAP.

Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

c) Benefit under Collective Bargaining Agreement

As described in Note 4.o., retirement benefits consist of the payment of a single lump sum at retirement equal to one salary for each five years of service due to normal retirement, death or disability. Those employees who voluntary resign (for any reason) or retire for other reasons are ineligible. Telecom Argentina accounts for such benefits under SFAS No.87.

The following tables summarize benefit costs for the years ended December 31, 2006, 2005 and 2004, as well as the benefit obligations associated with postretirement benefit plans as of December 31, 2006 and 2005:

	As of December 31,
	2006	2005
Accumulated benefit obligation	$6	$4
Effect of future compensation increases	8	6

Projected benefit obligation	$14	$10

	Years ended December 31,
	2006	2005	2004
Service cost	$1	$1	$1
Interest cost	3	2	1

Total benefit cost	$4	$3	$2

The actuarial assumptions used are based on market interest rates, past experience and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are as follows:

	2006	2005	2004
Discount rate (1)	10.5%	10.5%	11%
Projected increase rate in compensation	10-12%	10-30%	2-12%

(1)	Represents estimates of real rate of interest rather than nominal rate in $.

d) Risks and uncertainties

The Company’s customers are mostly concentrated in Argentina. Historically, social, political and economic conditions in Argentina are volatile and may impair the Company’s operations. This volatility could make it difficult for the Company to develop its business, generate revenues or achieve or sustain profitability. In the past, volatility has been caused by: currency devaluation, significant governmental influence over many aspects of local economies, political and economic instability, unexpected changes in regulatory requirements, social unrest or violence, slow or negative economic growth, imposition of trade barriers, and wage and price controls. Most or all of these factors occurred at various times in the past few years and still occur today in the Company’s core target market in Argentina. The Company has no control over these matters.

The Company’s future results of operations and financial condition could be impacted by the following factors, among others:

•	the ability to finance and manage expected growth;

•	customer churn-rates;

•	impact of competitive services, products and pricing;

•	dependence on key personnel;

•	legal proceedings; and

•	Government regulation.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Differences between Argentine GAAP and US GAAP (continued)

e) Asset retirement obligations

The balance of the Company’s asset retirement obligations as of December 31, 2006 and 2005 was $24 and $21, respectively and is included in other long-term liabilities on the consolidated balance sheets. Accretion expense and settlements during 2006 and 2005 were not significant.

f) Segment Information

As discussed in Note 12, the Company has identified its operating segments to be the six legal entities through which it conducts business. The identification of these segments is consistent with the requirements of paragraph 10 of SFAS No.131 “Disclosures about Segments of an Enterprise and Related Information”.

Under Argentine GAAP, the Company has combined these operating segments into three reportable segments based on the nature of products and services provided by the entities. The three reportable segments under Argentine GAAP are: Voice, data and Internet services, Wireless services and Directory publishing services.

Paragraph 17 of SFAS No.131 indicates that two or more operating segments may be combined into a single operating segment if aggregation is consistent with the objective and basic principles of the Statement, if the segments have similar economic characteristics, and, if the segments are similar in each of the following areas (a) the nature of products and services, (b) the nature of the production processes, (c) the type or class of customer for products and services, (d) the method used to distribute products or provide services and (e) if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar.

The Company has assessed whether the operating segments combined to create the “Wireless services” reportable segment have similar economic characteristics. As such, the Company determined that Nucleo (the subsidiary which provides wireless services in Paraguay) does not show similar long-term average gross margins with those of Personal. Cable Insignia has been dormant and with no operations for all periods presented, and therefore has no impact in presentation. Accordingly, following the guidance in paragraph 17 of SFAS No. 131, Nucleo would not be aggregated together with Personal to create one reportable segment, but rather it would be shown as a separate operating segment.

Even though Nucleo and Personal have been combined into one reportable segment under Argentine GAAP, Note 12 to the consolidated financial statements shows information for both Personal and Nucleo separately and a column totaling both entities to report the wireless reportable segment.

Considering that separate information for Nucleo is already disclosed in Note 12, the effect of the application of paragraph 17 of SFAS No. 131 would only be the (i) elimination of the column totaling Personal and Nucleo and (ii) labeling Nucleo as a separate Wireless segment.

g) Balance sheet classification differences

Deferred income taxes

Under Argentine GAAP, the net deferred tax liability has been classified as a non-current tax payable as of December 31, 2006 and 2005.

Under US GAAP, the Company applies the principles of SFAS No.109. Pursuant to SFAS No.109, the classification of the deferred tax for a temporary difference is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For temporary differences not related to an asset or liability for financial reporting or for loss carryforwards, the deferred tax should be classified according to the expected reversal date of the temporary difference or carryforward.

As of December 31, 2006, the net current deferred tax asset is $369 and the net non-current deferred tax liability is $50 under US GAAP. As of December 31, 2005, the net current deferred tax asset is $272 and the net non-current deferred tax asset is $201 under US GAAP.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Differences between Argentine GAAP and US GAAP (continued)

Current restricted cash

Under Argentine GAAP, as described in Note 11.c., the Company has classified restricted cash amounting to $44 as other receivables, as of December 31, 2006. Under US GAAP, restricted cash may be shown as a separate line item on the face of the balance sheet or classified as cash or investments, as appropriate, but identified in the notes to the financial statements. Restricted cash at December 31, 2006 represented cash in escrow related to certain judicial proceedings. The restricted cash is $ 17 as of December 31, 2005.

Revenue recognition

As indicated in Note 4.b., under Argentine GAAP, installation fees are recognized at the time of installation or activation. Associated direct expenses are expensed as incurred. These costs exceed installation revenues for all periods presented.

For US GAAP purposes, non-refundable installation fees are deferred and recognized over the estimated customer relationship period. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to the amount of deferred revenues. Since installation costs exceed installation revenues for all periods presented and considering that this excess is recognized immediately, there is no measurement difference between Argentine GAAP and US GAAP in this regard. However, the amount of assets and liabilities under US GAAP would differ as a result of the deferral of revenues and related costs. This effect for US GAAP purposes of recording the related deferred asset and liability is not significant for the years presented.

Classification of Telecom Argentina’s restructured debt

Under Argentine GAAP, Telecom Argentina has classified the outstanding balance of its restructured debt as current and non-current based on the contractual maturity of the new debt instruments adjusted to reflect Telecom Argentina’s intent and ability to apply estimated cash flows to make prepayments. In making the classification, Telecom Argentina uses its best estimates of generating cash flows during the following periods.

Under US GAAP, current restructured debt includes amounts due within the next twelve months at the balance sheet date. All other amounts are classified as non-current. Therefore, as of December 31, 2006, current and non current debt under US GAAP would have been $679 and $4,294, respectively. As of December 31, 2005, current and non current debt under US GAAP would have been $557 and $5,644, respectively.

h) Acquisition of indefeasible rights of use

In the ordinary course of business, the Company enters into certain capacity agreements (the “IRU Contracts”) pursuant to which the Company purchases the rights to use of fiber optic capacity for a period of 15 years. The rights of use purchased in 2006 amounted to $52 of which $13 is still outstanding as of December 31, 2006. The Company is also committed to pay operation and maintenance costs (O&M) over the life of the IRU contracts.

Under Argentine GAAP, the Company recognized the up-front cash payment and the remaining payable related to the IRU Contracts as an intangible asset. The intangible asset is being amortized under the straight-line method over the term of the Contracts, i.e. 15 years. Amortization expense is included under intangible amortization in the statement of income. The Company determined that the two capacity agreements are service contracts.

Under US GAAP, the Company evaluated the guidance in EITF 01-08 “Determining whether an arrangement contains a lease”, and determined that the contracts do not contain a lease element, rather they are service contracts. In addition, under US GAAP, neither the cash up-front payments nor the remaining amount payables under the contracts qualify for recognition as intangible assets. Rather the prepayment would be recognized as a prepaid asset. The Company would recognize service expense, including operating and maintenance costs, on a straight-line basis over the term of the IRU contracts. Accordingly, amortization expense would have been reduced by $4 and $2 for the years ended December 31, 2006 and 2005, respectively, and service expense would have been increased by same amounts for those years.

i) Income statement classification differences

The following table reconciles the operating income as shown in the statement of income under Argentine GAAP to the operating income that would be reported under US GAAP, which contemplate classification differences under US GAAP:

	Years ended December 31,
	2006	2005	2004
Operating income under Argentine GAAP	$912	$504	$400
Foreign currency translation	6	2	1
Depreciation of foreign currency exchange differences	104	117	119
Other expenses, net as operating loss under US GAAP	(186)	(165)	(78)
Other	(6)	(14)	(6)

Operating income under US GAAP	$830	$444	$436

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Differences between Argentine GAAP and US GAAP (continued)

j) Earnings per share

Under Argentine GAAP, the Company computes net income (loss) per common share and dividends per share by dividing the net income (loss) for the period by the weighted average number of common shares outstanding.

Under US GAAP, basic and diluted net income (loss) per share is presented in conformity with SFAS No. 128 “Earnings per Share” for all periods presented.

Basic net income (loss) per share is computed by dividing the net income (loss) available to common shareholders for the period by the weighted average shares of common stock outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts as described in SFAS No. 128.

The following tables set forth the computation of basic and diluted net income (loss) per share for the years indicated:

	Years ended December 31,
	2006	2005	2004
Numerator:
Net income (loss) under US GAAP	$572	$1,138	$(782)
Denominator:
Number of shares outstanding	984,380,978	984,380,978	984,380,978
Basic and diluted net income (loss) per common share	$0.58	$1.16	$(0.79)

k) Cash flows statement classification differences

The statements of cash flows presented in the primary financial statements are prepared based on Argentine GAAP amounts. Under both Argentine GAAP and US GAAP, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As a result, no differences exist between the total amount of the increase or decrease in cash and cash equivalents reported in the primary financial statements and the same totals that would be reported in a statement of cash flows prepared based on US GAAP amounts. However, as discussed further below, certain differences exist between cash flows from operating, investing and financing activities reported in the primary financial statements and the cash flows from operating, investing and financing activities that would be reported under SFAS No. 95 “Statement of Cash Flows”.

Under Argentine GAAP, payments to creditors for interest and withholding tax payments were reported as financing activities whereas these transactions would be classified as cash flows used in operating activities for US GAAP purposes. Additionally, under Argentine GAAP, cash outflows for the acquisition of indefeasible rights of use, which amounted to $ 39, $31 and $12 for fiscal years 2006, 2005 and 2004, respectively, were reported as investing activities. Under US GAAP, these transactions would be classified as cash outflows from operating activities.

Under US GAAP, the total amounts of cash and cash equivalents at the beginning and end of the years shown in the consolidated statements of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets, as of those dates. A table reconciling the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows is included in Note 6 to the financial statements.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Differences between Argentine GAAP and US GAAP (continued)

In addition, under Argentine GAAP the effect of exchange rate changes on cash and cash equivalents were not disclosed by presenting a fourth cash flow statement category as required by US GAAP.

The following tables set forth the condensed statements of cash flows prepared in accordance with U.S.GAAP:

	Years ended December 31,
	2006	2005	2004
Cash flows provided by operating activities	$1,947	$1,304	$1,943
Cash flows from investing activities
Acquisition of fixed assets and intangible assets	(828)	(550)	(461)
Decrease (increase) in investments not considered as cash and cash equivalents and others	62	668	(378)

Total cash flows (used in) provided by investing activities	(766)	118	(839)

Cash flows from financing activities
Debt proceeds	36	1,236	—
Payment of debt	(1,111)	(4,684)	(471)
Payment of debt-related expenses and others	(52)	(59)	(36)

Total cash flows used in financing activities	(1,127)	(3,507)	(507)

Effect of exchange rate changes on cash and cash equivalents	6	(253)	127
Increase (Decrease) in cash and cash equivalents	60	(2,338)	724
Cash and cash equivalents at the beginning of year	602	2,940	2,216

Cash and cash equivalents at year end	$662	$602	$2,940

l) Change in the estimated useful lives of certain of fixed assets

During the year 2005, independent appraisals helped the Company’s subsidiaries, Personal and Nucleo, to reassess the appropriateness of the useful lives of certain of their fixed assets. As a result of the work, Personal and Nucleo changed the useful lives of their TDMA and GSM networks and certain other network-related assets prospectively as from January 1, 2005. Accordingly, Personal and Nucleo recognized accelerated depreciation of $31 related to these assets.

Net of tax effect on net income for this change in the estimated useful lives was a loss of $20, which represents a loss of Argentine pesos 0.02 per share for the year 2005.

m) Severance indemnities

Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its employees dismissed without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Company follows the guidelines established by SFAS No.112, “Employers’ Accounting for Post-employment Benefits”, and SFAS No.43, “Accounting for Compensated Absences”, which requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability.

n) Investments in debt securities

Note 15.c. to the financial statements presents the additional disclosure requirements in accordance with SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities”.

o) Software developed or obtained for internal use

In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No.98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” This statement requires that certain internal and external costs associated with the purchase and/or development of internal use software be capitalized rather than expensed. The adoption of this standard under Argentine GAAP had no impact on the Company’s financial position or results of operations since the Company’s policy in capitalizing/expensing software costs is aligned to SOP 98-1.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Differences between Argentine GAAP and US GAAP (continued)

p) Other comprehensive income

Under US GAAP, the Company adopted SFAS No.130 (“SFAS 130”), “Reporting Comprehensive Income”. SFAS No.130 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No.130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income is presented below, net of income tax benefit/expense:

	Years ended December 31,
	2006	2005	2004
Net income (loss) under US GAAP	$572	$1,138	$(782)
Other comprehensive income:
• Foreign currency translation	1	2	—
• Investments classified as available-for-sale	(7)	7	—
Tax benefit (expense)	2	(2)	—

Comprehensive income (loss)	$568	$1,145	$(782)

	As of December 31,
	2006	2005	2004
Accumulated other comprehensive income (a)	$22	$26	$19

(a)	Accumulated other comprehensive income as of December 31, 2006, 2005 and 2004 includes charges related to foreign currency translation adjustments. In addition, accumulated other comprehensive income as of December 31, 2005 includes charges related to investments classified as available-for-sale.

q) Valuation and qualifying accounts

Under Rule 12-09 of Regulation S-X of the SEC, the Company is required to file Schedule II “Valuation and qualifying accounts”. This schedule is designed to present an analysis of valuation reserves, such as the allowance for doubtful accounts. Note 15.e to the Argentine GAAP financial statements presents this information for the years indicated. The Company considers this information is similar in format and content to that required by the SEC.

r) Recently issued accounting pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), a replacement of APB Opinion No. 20, “Accounting Changes”, and Statement of Financial Accounting Standards No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. It is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not have an impact on the Company’s financial reporting and disclosure.

In June 2006, the FASB issued the Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 addresses the recognition and measurement of uncertain income tax position using a “more-likely-than-not” threshold and introduces new disclosures requirements. The evaluation of a tax position in accordance with FIN 48 is a two-step process: a) determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position; and b) a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently analyzing the impact that the adoption of FIN 48 will have on the Company’s financial position and results of operations.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Differences between Argentine GAAP and US GAAP (continued)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). The changes to current practice resulting from the application of SFAS 157 relate to the definition of fair value, the methods used to estimate fair value, and the requirement for expanded disclosures about estimates of fair value. The definition of fair value retains the exchange price notion in earlier definitions of fair value. SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently analyzing the impact that the adoption of SFAS 157 will have on the Company’s financial position and results of operations.

In September 2006, the Emerging Issues Task Force (“EITF”) issued the EITF No. 06-01, “Accounting for consideration given by a service provider to manufacturers or resellers of equipment necessary for an end-customer to receive service from the service provider”. The issue is whether the provisions of EITF No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” should be applied to payments made by a service provider to manufacturers and/or retailers/resellers of specialized equipment that is necessary for a customer to receive a service from the service provider and in that event, it should be characterized as a reduction of revenue or as an expense depending on the nature of the consideration. The EITF 06-01 is effective for financial statements issued for fiscal years beginning after June 15, 2007. The adoption of EITF 06-01 is not expected to have any significant impact on the Company’s current financial condition or results of operations.

15. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a. Fixed assets, net

b. Intangible assets, net

c. Securities and equity investments

d. Current investments

e. Allowances and provisions

f. Cost of services

g. Foreign currency assets and liabilities

h. Expenses

i. Aging of assets and liabilities

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the year
Land	110	—	1	—	(2)	109
Building	1,453	—	—	5	(8)	1,450
Tower and pole	333	—	7	12	—	352
Transmission equipment	3,776	(a) 17	26	215	(16)	4,018
Wireless network access	1,446	1	9	111	(16)	1,551
Switching equipment	4,078	10	12	86	(17)	4,169
Power equipment	544	—	5	15	(2)	562
External wiring	5,971	—	—	97	(3)	6,065
Telephony equipment and instruments	827	(a) 1	22	13	(32)	831
Wireless handsets lent to customers at no cost	347	4	18	—	(298)	71
Vehicles	127	25	2	—	(33)	121
Furniture	110	1	2	2	(38)	77
Installations	312	1	4	7	(3)	321
Improvements in third parties buildings.	84	—	—	—	—	84
Computer equipment	2,786	21	21	180	(11)	2,997
Work in progress	222	(a) 923	5	(699)	—	451

Subtotal	22,526	1,004	134	44	(479)	23,229
Asset retirement obligations	21	3	1	—	—	25
Materials	94	(b) 170	1	(44)	(66)	155

Total as of December 31, 2006	22,641	1,177	136	—	(c) (545)	23,409

Total as of December 31, 2005	22,240	617	37	—	(c) (253)	22,641

	Depreciation						Net carrying value as of December 31, 2006	Net carrying value as of December 31, 2005
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount	Foreign currency translation adjustments	Decreases and transfers	Accumulated as of the end of the year
Land	—	—	—	—	—	—	109	110
Building	(715)	4 – 10	(57)	—	4	(768)	682	738
Tower and pole	(233)	5 – 8	(17)	(3)	—	(253)	99	100
Transmission equipment	(3,019)	11 – 14	(225)	(17)	(73)	(3,334)	684	757
Wireless network access	(966)	11 – 14	(159)	(3)	9	(1,119)	432	480
Switching equipment	(3,256)	11 – 15	(262)	(5)	104	(3,419)	750	822
Power equipment	(406)	10 – 11	(39)	(4)	2	(447)	115	138
External wiring	(4,163)	6	(295)	—	2	(4,456)	1,609	1,808
Telephony equipment and instruments	(751)	11 – 18	(39)	(13)	32	(771)	60	76
Wireless handsets lent to customers at no cost	(344)	50	(5)	(16)	298	(67)	4	3
Vehicles	(99)	20	(9)	(2)	33	(77)	44	28
Furniture	(91)	10	(5)	(1)	38	(59)	18	19
Installations	(225)	8 – 25	(13)	(3)	3	(238)	83	87
Improvements in third parties buildings.	(61)	3	(2)	—	—	(63)	21	23
Computer equipment	(2,342)	18 – 22	(211)	(18)	11	(2,560)	437	444
Work in progress	—	—	—	—	—	—	451	222

Subtotal	(16,671)		(1,338)	(85)	463	(17,631)	5,598	5,855
Asset retirement obligations	(11)	16 – 21	(4)	—	—	(15)	10	10
Materials	—		—	—	—	—	155	94

Total as of December 31, 2006	(16,682)		(d) (1,342)	(85)	(c) 463	(17,646)	5,763	5,959

Total as of December 31, 2005	(15,345)		(d) (1,454)	(21)	(c) 138	(16,682)	5,959

(a)	Includes $14 in Transmission equipment, $1 in Telephony equipment and instruments and $52 in Work in progress, transferred from materials.
(b)	Net of $67 transferred to fixed assets.
(c)	Includes $(13) and $(34), in December 2006 and December 2005, respectively, corresponding to the net carrying value of certain assets held for sale, included in Other assets. Additionally, in December 2005 includes (12) corresponding to the reversal of capitalized foreign currency exchange differences, net of depreciation, included in Gain on debt restructuring.
(d)	Includes $(104) and $(117), in December 2006 and December 2005, respectively, corresponding to the depreciation of capitalized foreign currency exchange differences.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	Decreases	As of the end of the year
Software obtained or developed for internal use	433	—	7	—	440
Debt issue costs	99	(c) 20	4	(d) (69)	54
PCS license	658	—	—	—	658
Band B license and PCS license (Paraguay)	140	—	42	(1)	181
Rights of use	88	52	—	—	140
Exclusivity agreements	98	—	—	(36)	62
Trademarks	8	—	—	—	8

Total as of December 31, 2006	1.524	72	53	(106)	1.543

Total as of December 31, 2005	1,472	36	16	—	1,524

	Amortization					Net carrying value as of December 31, 2006	Net carrying value as of December 31, 2005
Principal account	Accumulated as of the beginning of the year	Amount	Foreign currency translation adjustments	Decreases	Accumulated as of the end of the year
Software obtained or developed for internal use	(397)	(17)	(6)	—	(420)	20	36
Debt issue costs	(83)	(10)	(4)	(d) 69	(28)	26	16
PCS license	(70)	—	—	—	(70)	588	588
Band B license and PCS license (Paraguay)	(114)	(21)	(35)	—	(170)	11	26
Rights of use	(27)	(8)	—	—	(35)	105	61
Exclusivity agreements	(64)	(3)	—	36	(31)	31	34
Trademarks	(5)	(1)	—	—	(6)	2	3

Total as of December 31, 2006	(760)	(a) (60)	(45)	105	(760)	783	764

Total as of December 31, 2005	(699)	(b) (48)	(13)	—	(760)	764

a)	An amount of $(46) is included in cost of services, $(4) in selling expenses and $(10) in financial results, net.
b)	An amount of $(39) is included in cost of services, $(5) in selling expenses, $(2) in financial results, net and $(2) in Gain on debt restructuring.
c)	Corresponds to the consent fees and other related fees that were paid by the Company to the noteholders that voted the amendments to the Trust Agreement on the Noteholders’ Meeting held on March 27, 2006.
d)	As a consequence of the closing of the debt restructuring process and the exchange of debt instruments, the related expenses of Telecom Argentina were fully amortized as of August 31, 2005.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(c) Securities and equity investments

Issuer and characteristic of the securities	Market value	Number of securities	Net realizable value as of December 31, 2006	Cost value as of December 31, 2006	Book value as of December 31, 2006	Book value as of December 31, 2005
CURRENT INVESTMENTS
Government bonds
Secured 2018 Bond			—	—	—	12
Discount Peso Bond			—	—	—	15
Discount US$ Bond			—	—	—	13

Total government bonds			—	—	—	40

Mutual funds
Super Ahorro $ Clase B	$0.25	154,832,789	39	39	39	—
Optimun CDB $ Clase B	$1.66	4,111,655	7	7	7	—
ROBLE Ahorro $ HF Clase I	$1.16	23,294,288	27	27	27	5

Total mutual funds			73	73	73	5

Total current investments			73	73	73	45

(d) Current investments

	Cost as of December 31, 2006	Book value as of
		December 31, 2006	December 31, 2005
CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency	$358	$359	$311
In Argentine pesos	197	199	240

Total current investments	$555	$558	$551

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(e) Allowances and provisions

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2006
Deducted from current assets
Allowance for doubtful accounts receivables	101	65	—	(56)	110
Allowance for obsolescence of inventories	9	5	—	(2)	12
Allowance for doubtful accounts and other assets	7	10	2	(3)	16

Total deducted from current assets	117	80	2	(61)	138

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	278	—	—	(81)	197
Allowance for doubtful accounts and other assets	17	3	(2)	—	18
Write-off of materials	—	22	—	—	22

Total deducted from non-current assets	295	25	(2)	(d) (81)	237

Total deducted from assets	412	(b) 105	—	(142)	375

Included under current liabilities
Provision for contingencies	110	57	103	(183)	87

Total included under current liabilities	110	57	103	(183)	87

Included under non-current liabilities
Provision for contingencies	247	97	(103)	—	241

Total included under non-current liabilities	247	97	(103)	—	241

Total included under liabilities	357	(c) 154	—	(183)	328

(a)	As of December 31, 2006 and 2005 this allowance is included in Taxes payable non-current.
(b)	Includes $64 in selling expenses, $1 in foreign currency translation adjustments and $40 in other expenses, net.
(c)	Includes $57 in selling expenses and $97 in other expenses, net.
(d)	Included in income tax.

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2005
Deducted from current assets
Allowance for doubtful accounts receivables	104	29	—	(32)	101
Allowance for obsolescence of inventories	3	7	—	(1)	9
Impairment loss on the Argentina 2004 bond	56	—	—	(56)	—
Allowance for doubtful accounts and other assets	—	6	1	—	7

Total deducted from current assets	163	42	1	(89)	117

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	695	—	—	(417)	278
Allowance for doubtful accounts and other assets	4	14	(1)	—	17

Total deducted from non-current assets	699	14	(1)	(d) (417)	295

Total deducted from assets	862	(e) 56	—	(506)	412

Included under current liabilities
Provision for contingencies	30	86	55	(61)	110

Total included under current liabilities	30	86	55	(61)	110

Included under non-current liabilities
Provision for contingencies	214	88	(55)	—	247

Total included under non-current liabilities	214	88	(55)	—	247

Total included under liabilities	244	(f) 174	—	(61)	357

(e)	Includes $29 in selling expenses and $27 in other expenses, net.
(f)	Includes $86 in selling expenses and $88 in other expenses, net.

(f) Cost of services

	Years ended December 31,
	2006	2005	2004
Inventory balance at the beginning of the year	$113	$82	$16
Plus:
Purchases	1,060	664	326
Holding results on inventories	(5)	(14)	(6)
Wireless handsets lent to customers at no cost (a)	(4)	(3)	(8)
Replacements	(4)	(3)	(9)
Foreign currency translation adjustments in inventory	1	—	—
Cost of services (Note 15.h)	3,537	3,091	2,731
Less:
Inventory balance at year end	(188)	(113)	(82)

COST OF SERVICES	$4,510	$3,704	$2,968

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Years ended December 31,
	2006	2005	2004
Services
Net sales	$6,893	$5,386	$4,358
Cost of sales	(3,537)	(3,091)	(2,731)

Gross profit from services	$3,356	$2,295	$1,627

Handsets
Net sales	$544	$332	$136
Cost of sales	(973)	(613)	(237)

Gross loss from handsets	$(429)	$(281)	$(101)

TOTAL GROSS PROFIT	$2,927	$2,014	$1,526

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of December 31, 2006				As of December 31, 2005
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Cash	US$	1	3.06200	$3	$—
	G	4,481	0.0005866	3	3
Bank accounts	US$	1	3.06200	2	7
	G	11,886	0.0005866	7	1
		¥—	—	—	12
Investments
Time deposits	US$	112	3.06200	343	236
	EURO	3	4.03910	14	73
	G	—	—	—	2
		¥73	0.02574	2	—
Government bonds	US$	—	—	—	13
Accounts receivable
	US$	16	3.06200	50	35
	G	40,025	0.0005866	23	26
Related parties	US$	1	3.06200	4	4
Other receivables
Prepaid expenses	US$	2	3.06200	5	—
	G	2,719	0.0005866	1	—
Tax credits	G	3,751	0.0005866	2	2
Others	US$	6	3.06200	17	—
	G	3,210	0.0005866	2	1
Non-current assets
Other receivables
Derivatives	US$	27	3.06200	85	—

Total assets				$563	$415

Current liabilities
Accounts payable
Suppliers	US$	154	3.06200	$472	$111
	G	19,168	0.0005866	11	6
	EURO	7	4.03910	29	10
Deferred revenues	G	13,052	0.0005866	8	5
Related parties	US$	10	3.06200	32	—
	EURO	2	4.03910	7	5
Debt
Notes – Principal	US$	185	3.06200	569	521
	EURO	86	4.03910	347	168
		¥1,980	0.02574	51	28
Banks loans and others – Principal	US$	80	3.06200	247	9
Accrued interest	US$	8	3.06200	24	37
	EURO	4	4.03910	16	17
		¥36	0.02574	1	1
Derivatives	US$	2	3.06200	5	46
Salaries and social security payable
Vacation, bonuses and social security payable	G	1,584	0.0005866	1	1
Taxes payable
Income tax	G	4,724	0.0005866	3	8
VAT	G	—	—	—	1
Other liabilities
Deferred revenue on sale of capacity	US$	2	3.06200	6	2
Others	G	—	—	—	1
Non-current liabilities
Debt
Notes – Principal	US$	446	3.06200	1,366	2,060
	EURO	296	4.03910	1,195	1,448
		¥6,835	0.02574	176	240
Banks loans and others – Principal	US$	17	3.06200	51	299
Gain on discounting of debt	US$	(7)	3.06200	(20)	(38)
	EURO	(26)	4.03910	(105)	(193)
		¥(817)	0.02574	(21)	(46)
Derivatives	US$	—	—	—	31
Taxes payable
Deferred tax liabilities	G	1,227	0.0005866	1	2
Other liabilities
Deferred revenue on sale of capacity	US$	16	3.06200	49	32

Total liabilities				$4,521	$4,812

(i)	US$ = United States dollars; G= Guaraníes; ¥ = Japanese Yen.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(h) Expenses

	Expenses			Fixed assets	Year ended
	Cost of services	General and administrative	Selling	Work in progress	December 31, 2006
Salaries and social security	$386	$134	$320	$10	$850
Depreciation of fixed assets	1,183	42	117	—	1,342
Amortization of intangible assets	46	—	4	—	50
Taxes	214	2	36	—	252
Turnover tax	288	—	—	—	288
Maintenance, materials and supplies.	281	15	71	—	367
Transportation and freight	16	7	42	—	65
Insurance	3	4	5	—	12
Energy, water and others	43	5	13	—	61
Bad debt expense	—	—	64	—	64
Interconnection costs	159	—	—	—	159
Cost of international outbound calls	111	—	—	—	111
Lease of circuits	56	—	—	—	56
Rental expense	61	3	13	—	77
Fees for services	57	55	138	—	250
Advertising	—	—	228	—	228
Agent commissions and distribution of prepaid cards commissions	—	—	548	—	548
Other commissions	—	2	119	—	121
Roaming	137	—	—	—	137
Charges for TLRD	445	—	—	—	445
Others	51	3	25	—	79

Total	$3,537	$272	$1,743	$10	$5,562

	Expenses			Year ended
	Cost of services	General and administrative	Selling	December 31, 2005
Salaries and social security	$321	$122	$242	$685
Depreciation of fixed assets	1,278	38	138	1,454
Amortization of intangible assets	39	—	5	44
Taxes	140	5	32	177
Turnover tax	218	—	—	218
Maintenance, materials and supplies.	248	12	49	309
Transportation and freight	14	5	28	47
Insurance	5	1	6	12
Energy, water and others	37	4	9	50
Bad debt expense	—	—	29	29
Interconnection costs	144	—	—	144
Cost of international outbound calls	94	—	—	94
Lease of circuits	48	—	—	48
Rental expense	47	3	10	60
Fees for services	30	49	79	158
Advertising	—	—	152	152
Agent commissions and distribution of prepaid cards commissions	—	—	386	386
Other commissions	—	—	82	82
Roaming	115	—	—	115
Charges for TLRD	271	—	—	271
Others	42	2	22	66

Total	$3,091	$241	$1,269	$4,601

	Expenses			Year ended
	Cost of services	General and administrative	Selling	December 31, 2004
Salaries and social security	$295	$96	$202	$593
Depreciation of fixed assets	1,342	36	174	1,552
Amortization of intangible assets	43	4	47	94
Taxes	103	5	27	135
Turnover tax	166	—	—	166
Maintenance, materials and supplies.	184	6	43	233
Transportation and freight	9	3	23	35
Insurance	16	4	5	25
Energy, water and others	25	7	10	42
Bad debt expense	—	—	5	5
Interconnection costs	135	—	—	135
Cost of international outbound calls	82	—	—	82
Lease of circuits	46	—	—	46
Rental expense	39	4	12	55
Fees for services	26	48	28	102
Advertising	—	—	93	93
Agent commissions and distribution of prepaid cards commissions	—	—	177	177
Other commissions	—	13	48	61
Roaming	65	—	—	65
Charges for TLRD	137	—	—	137
Others	18	3	3	24

Total	$2,731	$229	$897	$3,857

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable	Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	205		—	—	—		—	—	—

Not due
First quarter 2007	631	557		97	1,493	32		61	202	27
Second quarter 2007	—	15		16	1	769		22	27	6
Third quarter 2007	—	5		8	—	5		12	—	1
Fourth quarter 2007	—	1		7	—	589		37	—	2
January 2008 thru December 2008	—	—		137	—	952		9	—	7
January 2009 thru December 2009	—	—		272	—	409		7	—	22
January 2010 and thereafter	—	—		4	—	1,488		16	—	73
Not date due established	1	—		—	—	(146)		—	63	—

Total not due	632	578		541	1,494	4,098		164	292	138

Total as of December 31, 2006	632	783		541	(a) 1,494	4,098		164	292	138

Balances bearing interest	631	237		—	—	4,098		—	—	—
Balances not bearing interest	1	546		541	1,494	—		164	292	138

Total	632	783		541	1,494	4,098		164	292	138

Average annual interest rate (%)	7.51	(b	)	—	—	(c	)	—	—	6.00

(a)	Payables in kind amounted to $1.
(b)	$156 bear 50% over the Banco Nación Argentina notes payable discount rate and $83 bear 18.07%.
(c)	See Note 8.

Valerio Cavallo	Carlos Felices	Amadeo R. Vázquez
Chief Financial Officer	Chief Executive Officer	Chairman of the Board of Directors

Management’s Report on Internal Control Over Financial Reporting

Telecom Argentina’s management is responsible for establishing and maintaining adequate internal control over financial reporting for Telecom Argentina as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Argentine generally accepted accounting principles (Argentine GAAP) and reconciling the Argentine GAAP figures to US GAAP. Internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Argentine GAAP and reconciled to US GAAP and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management (with the participation of the Chief Executive Officer and Chief Financial Officer) conducted an evaluation of the effectiveness of Telecom Argentina’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation, management concluded that the Telecom Argentina’s internal control over financial reporting was effective as of December 31, 2006. Management’s assessment of the effectiveness of Telecom Argentina’s internal control over financial reporting as of December 31, 2006 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

Carlos Felices	Valerio Cavallo
Chief Executive Officer	Chief Financial Officer

Buenos Aires, Argentina

        March 8th, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Argentina S.A.

We have completed an integrated audit of Telecom Argentina’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Telecom Argentina S.A. and its subsidiaries (“Telecom Argentina”) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As indicated in Note 3.c), effective March 1, 2003, the Company has discontinued the restatement of the financial statements into constant currency, as required by a resolution issued by the Comisión Nacional de Valores (CNV). Since generally accepted accounting principles in Argentina require companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles in Argentina. This effect is no longer material to the consolidated financial statements of the Company as of December 31, 2006 and 2005, and for the years then ended.

In our opinion, except for the effects on the 2004 financial statements for not adjusting for the effects of inflation as described in the preceding paragraph, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Telecom Argentina and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Argentina.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F regarding the application of accounting for the effects of inflation. Information relating to the nature and effect of such differences is presented in Note 14 to the consolidated financial statements. The effect of not accounting for the effects of inflation through September 30, 2003 is material to the information presented for all periods.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PRICE WATERHOUSE & CO. S.R.L.

By	(Partner)
Juan C. Grassi

Buenos Aires, Argentina

March 8, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 26, 2007	By:	/s/ Amadeo R. Vázquez
	Name:	Amadeo R. Vázquez
	Title:	Chairman of the Board of Directors